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         (DUPONT LOGO)

                              DIRECTORS' CIRCULAR

                                       OF

                               DUPONT CANADA INC.

                            RELATING TO THE OFFER OF

                              DCI ACQUISITION INC.

                                A SUBSIDIARY OF
                      E.I. DU PONT DE NEMOURS AND COMPANY

                       TO PURCHASE ALL OF THE OUTSTANDING

             CLASS A COMMON SHARES, SERIES 1 OF DUPONT CANADA INC. NOT ALREADY HELD BY DCI ACQUISITION INC. AND ITS AFFILIATES

                         AT A PRICE OF $21.00 PER SHARE

                      THIS DIRECTORS' CIRCULAR CONTAINS A
                       RECOMMENDATION TO ACCEPT THE OFFER

                                 APRIL 17, 2003
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                               DUPONT CANADA INC.

                              DIRECTORS' CIRCULAR

     This Directors' Circular is issued by the Board of Directors of DuPont Canada in connection with the Offer dated April 17, 2003 of DCI Acquisition Inc., a subsidiary of E.I. du Pont, to purchase all of the outstanding Common Shares of DuPont Canada not held by the Offeror and its affiliates at a price of $21.00 per Common Share payable in cash. The terms and conditions of the Offer are contained in the accompanying Offer circular.

     Capitalized terms not otherwise defined in this Directors' Circular have the meanings given to them in the "Glossary of Defined Terms" which is attached to this Directors' Circular as Schedule A. Unless otherwise specified, all references to dollars are to Canadian dollars.

                                   BACKGROUND

ANNOUNCEMENT OF DTI SEPARATION

     On February 11, 2002, E.I. du Pont announced the next step in its transformation into a sustainable growth company whereby, among other things, it would align its business units into five market and technology-focused growth platforms and create a new textiles and interiors subsidiary ("DTI") to hold its nylon fibres, polyester fibres and Lycra(R) brand fibres business, plus their intermediates and joint ventures, the intent being to separate DTI by the end of 2003, and to consider an initial public offering of DTI's shares, among other strategic options (the "DTI Separation").

     Also, on February 11, 2002, DuPont Canada announced that it intended to participate actively with its global DuPont counterparts to ensure a seamless transition in the transformation and the DTI Separation process. In connection therewith, the Board determined that DuPont Canada might enter into one or more transactions with E.I. du Pont and/or DTI and/or their respective affiliates ("Transactions").

FORMATION AND ORGANIZATION OF SPECIAL COMMITTEE

     In May 2002, the Board established a Special Committee composed of:

     -  Wendy K. Dobson

     -  L. Yves Fortier, C.C., Q.C.

     -  Peter Janson

     -  Honourable Gordon F. Osbaldeston, P.C., C.C.

     -  Hartley T. Richardson

being all of the outside directors of DuPont Canada, to consider the implications of the DTI Separation for DuPont Canada. Mr. Fortier was appointed Chair and Mr. Osbaldeston was appointed Deputy Chair of the Special Committee.

     The Special Committee was authorized to retain independent legal counsel and independent financial advisors to assist it in carrying out its responsibilities.

     The Special Committee retained the law firm of McMillan Binch LLP to serve as legal counsel to the Special Committee.

     The Special Committee retained TD Securities to serve as financial advisors to the Special Committee and, if requested, to prepare a formal valuation and provide an opinion as to the fairness of a Transaction to the Public Shareholders. In retaining TD Securities, the Special Committee, based in part on representations made to it by TD Securities, concluded that TD Securities was independent of E.I. du Pont and DuPont Canada and qualified to prepare a formal valuation as contemplated by Rule 61-501 and Policy Q-27 and provide a fairness opinion with respect to a Transaction. Dr. Dobson, who is a director of The Toronto-Dominion Bank (the parent company of TD Securities), declared her interest and abstained from voting in respect of the resolution approving the retainer of TD Securities.
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             PROCEEDINGS AND DELIBERATIONS OF THE SPECIAL COMMITTEE

     Between May 22, 2002 and March 19, 2003, the Special Committee met 20 times.

     During the course of its proceedings and deliberations, the Special Committee considered the effect of the DTI Separation on DuPont Canada, the possible Transactions available to DuPont Canada, the Offer, the reasons for the Offer and the TD Securities Valuation and Fairness Opinion. The Special Committee also considered the fairness of the Offer to the Public Shareholders.

     The following is a summary of the Special Committee's proceedings and deliberations.

TRANSACTION ALTERNATIVES

     During the months of June, July and August 2002, the Special Committee received presentations from DuPont Canada management, representatives of E.I. du Pont/DTI and representatives of TD Securities with respect to:

     -  DTI and the rationale for the DTI Separation;

     - the business and operations of DuPont Canada, including the textiles and interiors business of DuPont Canada ("DTIC"), both on a stand-alone basis and as part of E.I. du Pont/DTI;

     -  the effect of the DTI Separation on DuPont Canada and DTIC; and

     -  possible Transactions.

     During one of their presentations, DuPont Canada management advised the Special Committee that the business and operations of DTIC are significant to DuPont Canada representing approximately 48% of after-tax operating income, 51% of cash flow from operations, 68% of total net fixed assets and 40% of total net sales as at and for the year ended December 31, 2001.

     Based on these presentations, the Special Committee identified six possible Transactions (the "Transaction Alternatives"):

     - DuPont Canada enters into commercial arm's length agreements with DTI with respect to DTIC ("Contract with DTI Alternative");

     - E.I. du Pont transfers its Common Shares to DTI and, concurrently therewith, DuPont Canada enters into commercial arm's length agreements with E.I. du Pont with respect to its non-DTIC businesses
        ("Transfer/Contract with E.I. du Pont Alternative");

     -  DuPont Canada sells DTIC to DTI ("Sale Alternative");

     - DuPont Canada "spins out" DTIC to its shareholders and, concurrently therewith, E.I. du Pont purchases the shares of DTIC held by the Public Shareholders ("Spin-out Alternative");

     - E.I. du Pont purchases the Common Shares held by the Public Shareholders ("Minority Buyout Alternative"); and

     - DuPont Canada does not participate with its global DuPont counterparts with respect to the effect of the DTI Separation and pursues a "go it alone" strategy ("Go it Alone Alternative").

     During their presentations, DuPont Canada management and representatives of E.I. du Pont/DTI both indicated that the Contract with DTI Alternative was their preferred alternative.

     At a meeting of the Special Committee held on August 27, 2002, TD Securities provided the Special Committee with a preliminary assessment of the Transaction Alternatives. Among other things, TD Securities advised the Special Committee that the Minority Buyout Alternative was likely to result in the greatest value to the Public Shareholders and that the other Transaction Alternatives were unlikely to be attractive to E.I. du Pont or the Public Shareholders. The Special Committee instructed TD Securities to continue its review of DuPont Canada's business and operations, including DuPont Canada's five-year business plan and future prospects, and the Transaction Alternatives pending completion of discussions that were taking place between DuPont Canada management and representatives of E.I. du Pont/DTI with respect to the Contract with DTI Alternative and the Transfer/Contract with E.I. du Pont Alternative.

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CONTRACT ALTERNATIVES

     At a meeting of the Special Committee held on August 2, 2002, the Special Committee authorized DuPont Canada management to enter into discussions with representatives of E.I. du Pont/DTI with respect to the Contract with DTI Alternative and the Transfer/Contract with E.I. du Pont Alternative and to provide the Special Committee with regular progress reports.

     Meetings between DuPont Canada management and representatives of E.I. du Pont/DTI commenced shortly thereafter and continued during the Autumn. In the meantime, the Special Committee and McMillan Binch and TD Securities continued to analyze the other Transaction Alternatives to determine whether any of them should be explored with E.I. du Pont/DTI.

     At a meeting of the Special Committee held on September 11, 2002, DuPont Canada management provided the Special Committee with a progress report on their discussions with representatives of E.I. du Pont/DTI. Among other things, DuPont Canada management advised the Special Committee that the Transfer/Contract with E.I. du Pont Alternative had been discussed and rejected by DuPont Canada management and representatives of E.I. du Pont/DTI principally because of its complexity compared to the Contract with DTI Alternative (among other things, the Transfer/Contract with E.I. du Pont Alternative would require agreements with 10-15 separate global DuPont strategic business units).

     At a meeting of the Special Committee held on October 23, 2002, the Chair of the Special Committee reported that he had received a communication from a representative of E.I. du Pont to the effect that E.I. du Pont/DTI was in the process of preparing a letter to the Special Committee that would set out their thoughts with respect to the Contract with DTI Alternative. After the October 23, 2002 meeting, the Chair received a letter from representatives of E.I. du Pont/DTI setting out the key elements of a DTI proposal with respect to the Contract with DTI Alternative. After consulting with the other members of the Special Committee, the Chair instructed DuPont Canada management to meet with representatives of E.I. du Pont/DTI to flesh out the DTI proposal in more detail in advance of a formal presentation of the DTI proposal by representatives of E.I. du Pont/DTI to the Special Committee planned for December 6, 2002. DuPont Canada management met with representatives of E.I. du Pont/DTI during November 2002 for this purpose and met with the Special Committee and its legal and financial advisors in early December 2002 to provide a preview of the principal terms of the DTI proposal.

     At a meeting of the Special Committee held on December 6, 2002, representatives of E.I. du Pont/DTI made a presentation to the Special Committee describing their perspectives on the DTI Separation and outlining the principal terms of the DTI proposal. Under the DTI proposal, DuPont Canada and DTI would enter into agreements, having an initial term of five years, with extension rights in favour of DTI, providing for toll conversion, asset lease and commission agency arrangements between DuPont Canada and DTI pursuant to which:

     - DuPont Canada would toll raw materials for the manufacture of specified textiles and interiors products;

     - DTI would not guarantee any minimum level of throughput for the tolling operations;

     - DTI would supply all raw materials to be toll manufactured and would pay all of DuPont Canada's cash costs related to the tolling operations;

     - DTI would pay a toll conversion fee in line with market, estimated to be in the range of U.S.$10 million annually, plus performance incentives;

     - DuPont Canada would lease to DTI all the permanent assets used by DuPont Canada in the tolling operations with the right to purchase the assets at the end of the lease term for a purchase price equal to the difference (if any) between their then fair market value and the up-front lease payment described below; and

     - DTI would make an up-front lease payment to DuPont Canada equal to the net asset value of the leased assets (approximately U.S.$300 million based on December 31, 2001 net asset values).

     After the presentation, the Special Committee reviewed the DTI proposal alone with its legal and financial advisors. After discussion, the Special Committee decided that it should communicate its response to the representatives of E.I. du Pont/DTI without delay. The Chair of the Special Committee advised the representatives of E.I. du Pont/DTI that the Special Committee could not accept the DTI proposal. In the opinion of the Special Committee, the DTI proposal constituted, in substance, the acquisition of DTIC (which represented approximately one-half of DuPont Canada's cash flow and after-tax operating income for the year ended December 31, 2001) by
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DTI for consideration that was not fair or equitable to the Public Shareholders and was too low to form the basis for further discussion or negotiation. The Chair urged the representatives of E.I. du Pont/DTI to "go back to the drawing board" and return with another proposal as soon as possible. The Chair also advised the representatives of E.I. du Pont/DTI that there were other Transaction Alternatives that the Special Committee believed should be explored.

     The representatives of E.I. du Pont/DTI expressed their disappointment at the response of the Special Committee and undertook to communicate the concerns of the Special Committee to E.I. du Pont senior management.

OTHER TRANSACTION ALTERNATIVES

     Shortly after the December 6, 2002 meeting, a representative of E.I. du Pont contacted the Chair of the Special Committee and suggested that the legal and financial advisors to the Special Committee and E.I. du Pont meet to have a preliminary discussion with respect to Transaction Alternatives. In the interim, DuPont Canada management and representatives of E.I. du Pont/DTI continued to independently assess the viability of the Contract with DTI Alternative.

     The legal and financial advisors to the Special Committee and E.I. du Pont met alone on January 13, 2003 to review and discuss Transaction Alternatives and met together with DuPont Canada management and a member of the Special Committee on February 10, 2003 to review and discuss DuPont Canada's updated five-year business plan and receive a presentation from DuPont Canada management with respect to suggested revisions to the Contract with DTI Alternative. The legal and financial advisors to the Special Committee and E.I. du Pont met alone on February 19, 2003 to further review and discuss Transaction Alternatives and DuPont Canada's updated five-year business plan. During the course of these meetings, the advisors to E.I. du Pont indicated that E.I. du Pont/DTI had rejected the Sale Alternative because of its negative tax implications and had rejected the Spin-out Alternative because of its complexity and concerns relating to timing and tax risk. They also indicated that they believed that there were three options from E.I. du Pont's perspective:

     -  the Contract with DTI Alternative;

     -  the Minority Buyout Alternative; and

     - E.I. du Pont transfers its Common Shares to DTI before the DTI Separation (the "Transfer Alternative").

     The Transfer Alternative was the same as the previously rejected Transfer/Contract with E.I. du Pont Alternative but without the concurrent entry by DuPont Canada into commercial arm's length agreements with E.I. du Pont with respect to DuPont Canada's non-DTIC businesses. Under the Transfer Alternative, DuPont Canada would interact directly with DTI with respect to DTIC and the current arrangements between DuPont Canada and E.I. du Pont with respect to DuPont Canada's non-DTIC businesses would continue. The advisors to E.I. du Pont indicated that, before the DTI Separation, DTI and E.I. du Pont might enter into an "earnings arrangement" with respect to the consolidated earnings of DTI attributable to DuPont Canada's non-DTIC businesses. Because it would be between DTI and E.I. du Pont, the "earnings arrangement" would not have any impact on DuPont Canada.

     On February 23, 2003, the Chair of the Special Committee had a follow-up telephone conversation with a representative of E.I. du Pont. During the course of that conversation, the representative of E.I. du Pont advised the Chair that:

     - the Contract with DTI Alternative (including the revisions suggested by DuPont Canada management at the February 10, 2003 meeting) had been thoroughly reviewed by E.I. du Pont/DTI and was not achievable from E.I. du Pont's perspective;

     - although the Minority Buyout Alternative was a possibility, it was "economically challenging" from E.I. du Pont's perspective; and

     - although the Transfer Alternative was not a preferred alternative, it was the most logical solution in the absence of a satisfactory Minority Buyout Alternative.

     Also during the course of that conversation, the Chair asked the representative of E.I. du Pont to comment on recent press speculation that E.I. du Pont had entered into a letter of intent to sell DTI. The Chair stated that the Special Committee was concerned about the impact that the sale of DTI might have on DuPont Canada and the

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value of the Common Shares. The representative of E.I. du Pont refused to comment on press speculation citing E.I. du Pont's standard practices.

OFFER

     On February 26, 2003, the Special Committee and its legal and financial advisors met with representatives of E.I. du Pont and its legal and financial advisors to discuss the three options identified by E.I. du Pont. During the course of the meeting, the representatives of E.I. du Pont reiterated the comments that had been made to the Chair of the Special Committee during the February 23, 2003 telephone conversation and indicated that, in an effort to bring the matter to a timely conclusion, E.I. du Pont was prepared to consider making an offer to purchase all of the Common Shares held by the Public Shareholders at a price of $20.50 per share provided that the transaction had the support of the Special Committee.

     The Special Committee reviewed the E.I. du Pont proposal alone with its legal and financial advisors. After discussion, the Special Committee agreed to consider and respond to the E.I. du Pont proposal as soon as practicable.

     After the February 26, 2003 meeting, representatives of TD Securities had discussions with DuPont Canada management to complete their review of DuPont Canada's business and operations, including DuPont Canada's updated five-year business plan and future prospects.

     At a meeting of the Special Committee held on March 5, 2003, representatives of TD Securities made a presentation to the Special Committee outlining TD Securities' preliminary views with respect to the fair market value of the Common Shares. The presentation included a description of the review carried out by TD Securities, its approach to valuation, including valuation methodologies and additional considerations to be taken into account in assessing value, and its assessment of DuPont Canada's updated five-year business plan and future prospects. The Special Committee reviewed and discussed the preliminary valuation and other matters covered in the presentation. The Special Committee noted, among other things, that the E.I. du Pont proposal was at the low end of TD Securities' preliminary fair market value range and at the low end of precedent minority acquisition premiums. They also noted that the market price of the Common Shares had recently declined sharply, to a two-year low, principally because of fears about war in Iraq, rising oil prices and general weakness in the North American economy.

     The Special Committee then reviewed possible strategies for responding to the E.I. du Pont proposal. After discussion, the Special Committee instructed the Chair of the Special Committee to arrange a meeting between the Chair and representatives of E.I. du Pont to inform them that the Special Committee believed that the E.I. du Pont proposal was too low and would have to be raised in order for the Minority Buyout Alternative to be successful.

     On March 9, 2003, the Chair of the Special Committee met with representatives of E.I. du Pont to inform them of the views of the Special Committee. The representatives of E.I. du Pont responded that the proposed price was already generous in relation to the value of DuPont Canada and that E.I. du Pont was not prepared to increase the proposed price by more than $0.50 per Common Share. They also advised that, if the increased price did not have the support of the Special Committee, E.I. du Pont would take its proposal off the table and reconsider all its options, including the Transfer Alternative. The Chair advised the representatives of E.I. du Pont that the increased price was still too low and invited them to reconsider their position which they declined to do. The Chair then stated that he would take the increased price to the Special Committee for its consideration at a meeting scheduled for later that day.

     Later on March 9, 2003, the Special Committee met to receive an update on the discussions between the Chair of the Special Committee and representatives of E.I. du Pont and to receive a presentation from TD Securities outlining its expected final views with respect to the fair market value of the Common Shares. The Chair described the discussions that had taken place between himself and representatives of E.I. du Pont, including that E.I. du Pont was prepared to increase the proposed price to $21.00 per Common Share. TD Securities confirmed that it expected that its valuation range would be from $20.00 to $23.00 per Common Share. TD Securities also confirmed that it expected that it would be in a position to provide the Special Committee with its opinion that a price of $21.00 per Common Share would be fair from a financial point of view to the Public Shareholders. The Special Committee then reviewed possible strategies for responding to the revised E.I. du Pont proposal. After discussion, the Special Committee instructed the Chair to advise E.I. du Pont that the Special Committee would be prepared to support a price of $21.50 per Common Share.
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     On March 9, 10 and 11, 2003, the Chair of the Special Committee had further discussions with representatives of E.I. du Pont, including the Chairman and Chief Executive Officer of E.I. du Pont. At the end of those discussions, the representatives of E.I. du Pont reiterated that E.I. du Pont was not prepared to increase the proposed price above $21.00 per Common Share.

     On March 11, 2003, the Special Committee met to receive an update on discussions between the Chair of the Special Committee and representatives of E.I. du Pont. The Chair described the discussions that had taken place between himself and representatives of E.I. du Pont, including that E.I. du Pont was not prepared to increase the proposed price above $21.00 per Common Share. TD Securities reconfirmed that it expected that its valuation range would be from $20.00 to $23.00 per Common Share. TD Securities also reconfirmed that it expected that it would be in a position to provide the Special Committee with its opinion that a price of $21.00 per Common Share would be fair from a financial point of view to the Public Shareholders. The Special Committee then discussed the likely market response to the revised E.I. du Pont proposal and the impact that the sale of DTI by E.I. du Pont might have on DuPont Canada and the value of the Common Shares. TD Securities confirmed that the sale of DTI by E.I. du Pont was not likely to have any impact on its valuation range.

     After further discussion, the Special Committee concluded unanimously that the revised E.I. du Pont proposal should be put to the Public Shareholders. The Special Committee also concluded unanimously that the revised E.I. du Pont proposal is fair to the Public Shareholders and that the Special Committee recommend to the Board that the Board recommend that the Public Shareholders accept the revised E.I. du Pont proposal.

     The Special Committee then instructed the Chair of the Special Committee to advise E.I. du Pont of its decision to support the revised E.I. du Pont proposal. The Chair did so later in the day on March 11, 2003.

     Between March 11, 2003 and March 19, 2003, representatives of the Special Committee and DuPont Canada and representatives of E.I. du Pont negotiated and settled the Support Agreement.

     On March 19, 2003:

     - the Special Committee resolved to recommend that the Board recommend that Public Shareholders accept the Offer;

     - the Board met to receive the recommendation of the Special Committee and resolved to recommend that Public Shareholders accept the Offer; and

     - the Support Agreement was executed and a joint press release was issued with respect to the Offer.

     The reasons for the recommendations of the Special Committee and the Board are described below under "Recommendations of the Special Committee and the Board".

SUPPORT AGREEMENT

     Under the Support Agreement, the Offeror agreed, among other things, subject to the conditions set out in the Offer circular and to DuPont Canada performing its obligations under the Support Agreement:

     - to make the Offer and to mail the Offer circular to the Public Shareholders on or before April 17, 2003;

     - that Public Shareholders who tender their Common Shares to the Offer will be entitled to receive and retain the regular quarterly dividend of $0.10 per Common Share payable on April 30, 2003 to shareholders of record on April 1, 2003;

     - to continue existing indemnification arrangements and insurance coverage for directors and officers of DuPont Canada for a period of six years after the Offer is completed; and

     -  to honour existing DuPont Canada employment arrangements.

     E.I. du Pont agreed to ensure that the Offeror fulfils all its obligations under the Support Agreement.

     Also under the Support Agreement, DuPont Canada agreed, among other things, subject to the Offeror making the Offer and performing its obligations under the Support Agreement:

     -  to take all reasonable action to support the Offer;

     - not to amend the Stock Option Plan or accelerate the vesting of outstanding stock options and to cooperate with the Offeror with respect to the treatment of outstanding stock options;

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     -  if the Offeror takes up and pays for Common Shares pursuant to the
        Offer, to cooperate with the Offeror to permit the Offeror to elect that number of directors of DuPont Canada that is proportionate to the percentage of the outstanding Common Shares owned by the Offeror and its affiliates;

     -  to prepare this Directors' Circular;

     - to provide the Offeror with an updated list of shareholders and optionholders; and

     - if the Offeror waives the Minimum Condition and takes up and pays for Common Shares representing at least "a majority of the minority" under Rule 61-501, to assist the Offeror in connection with any proposed amalgamation, statutory arrangement, capital reorganization or other transaction involving DuPont Canada and the Offeror or an affiliate of the Offeror (a "subsequent acquisition transaction") to acquire the remaining Common Shares not tendered to the Offer provided that the price per Common Share offered in connection with the subsequent acquisition transaction is at least equal to the Offer price.

     The Support Agreement contains customary representations and warranties and covenants on the part of DuPont Canada, including covenants to carry on its business in the ordinary course and not to change its share capital or issue any shares or stock options except pursuant to existing arrangements.

     The Support Agreement may be terminated by the Offeror if the Minimum Condition or any other condition of the Offer is not satisfied or waived before the expiry of the Offer. The Support Agreement may be terminated by DuPont Canada if the Offeror does not take up and pay for all Common Shares deposited under the Offer within 90 days after the mailing of the Offer circular except in certain circumstances, in which case this termination date may be extended to December 31, 2003. If the Support Agreement is terminated, the Offeror may withdraw or terminate the Offer.

                             REASONS FOR THE OFFER

     The Special Committee has considered the effect of the DTI Separation on DuPont Canada. The Special Committee has reviewed and discussed with E.I. du Pont what it considers to be all of the realistic possible alternatives for dealing with the effect of the DTI Separation on DuPont Canada. All of these alternatives, other than the Minority Buyout Alternative and the Transfer Alternative, were rejected by E.I. du Pont or determined not to be achievable from E.I. du Pont's perspective or are not viable from DuPont Canada's perspective (ie, the Go it Alone Alternative).

     On several occasions, the Special Committee and its legal and financial advisors asked representatives of E.I. du Pont and its legal and financial advisors to explain how, as a practical matter, the Transfer Alternative would be implemented. The Special Committee pointed out, among other things, that DuPont Canada would continue to be a public company and that complex commercial arm's length agreements with respect to DuPont Canada's non-DTIC businesses (previously rejected given their complexity relative to the Contract with DTI Alternative then under consideration) would eventually have to be put in place, either before or after the DTI Separation, between E.I. du Pont and a now DTI-controlled DuPont Canada. The Special Committee also pointed out that implementing the Transfer Alternative without answering this question would create considerable uncertainty in the minds of DuPont Canada management and the Public Shareholders about the future prospects of DuPont Canada.

     E.I. du Pont stated that, although the Transfer Alternative was not a perfect solution for either E.I. du Pont or the Special Committee, it was the most logical solution in the absence of a satisfactory Minority Buyout Alternative. E.I. du Pont pointed out that, from its perspective, in the context of the DTI Separation, the Transfer Alternative would put DuPont Canada in the hands of the more logical owner (ie, DTI) because DTIC represented a large part of DuPont Canada (approximately 55% of 2002 after-tax operating income) and global DTI (approximately 30% of 2002 after-tax operating income) and the non-DTIC businesses of DuPont Canada represent a small part of global E.I. du Pont (approximately 2% of 2002 after-tax operating income). With regard to DTIC, E.I. du Pont advised that it expected that DTI and DuPont Canada would conduct business with each other directly with the ultimate business arrangements between them being a function of the global DTI business strategy. With regard to the non-DTI businesses, E.I. du Pont advised that it expected that E.I. du Pont and DuPont Canada would continue to conduct business directly with each other consistent with past practices. E.I. du Pont added that, from a business mix standpoint, the Transfer Alternative would maintain the status quo for DuPont Canada and the Public Shareholders.

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     In the absence of what the Special Committee considered to be a sufficient response to its question, the Special Committee concluded that, if implemented, the Transfer Alternative would create considerable uncertainty about the future prospects of DuPont Canada and could have a negative effect on the business and affairs of DuPont Canada, the market price of the Common Shares and the DTI Separation (whether carried out by way of an initial public offering, a third party sale or otherwise).

     The Special Committee believes that the Minority Buyout Alternative is the best alternative for dealing with the effect of the DTI Separation on DuPont Canada and that the Offer, which gives effect to the Minority Buyout Alternative, provides an opportunity for the Public Shareholders to realize a fair price for their Common Shares.

             RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD

     THE SPECIAL COMMITTEE HAS UNANIMOUSLY CONCLUDED, BASED ON THE CONSIDERATIONS BELOW, THAT THE OFFER IS FAIR TO THE PUBLIC SHAREHOLDERS AND HAS UNANIMOUSLY RECOMMENDED THAT THE BOARD RECOMMEND THAT THE PUBLIC SHAREHOLDERS ACCEPT THE OFFER. THE BOARD HAS CONCLUDED, BASED ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE CONSIDERATIONS BELOW, THAT THE OFFER IS FAIR TO THE PUBLIC SHAREHOLDERS AND RECOMMENDS THAT THE PUBLIC SHAREHOLDERS ACCEPT THE OFFER.

     Mr. Fyrwald, an officer of E.I. du Pont, and Mr. Vrijsen, an officer of an affiliate of E.I. du Pont, declared their interest and abstained from voting in respect of the resolution concluding that the Offer is fair to the Public Shareholders and recommending that the Public Shareholders accept the Offer. Mr. Colcleugh voted against the resolution.

     In reaching their conclusions, the Special Committee and the Board considered, among other things, the following:

     -  the matters described under "Reasons for the Offer";

     - the Offer price is within the formal valuation range established by TD Securities of $20.00 to $23.00 per Common Share (see "TD Securities Valuation and Fairness Opinion" below);

     - the opinion of TD Securities that the Offer is fair, from a financial point of view, to the Public Shareholders (see "TD Securities Valuation and Fairness Opinion" below);

     - the Offer price of $21.00 is approximately 20% higher than the trade weighted average price of the Common Shares during the 20-day period before the public announcement of the Offer;

     -  DuPont Canada's five-year business plan and future prospects;

     - the Public Shareholders currently have limited liquidity for their Common Shares and the Offer provides an opportunity for them to realize on their investment at a fair price; and

     - if the statutory right of acquisition pursuant to Section 206 of the Canada Business Corporations Act (the "CBCA") is available and exercised by E.I. du Pont or if any subsequent acquisition transaction is undertaken, Public Shareholders who believe that their Common Shares have a fair value greater than the Offer price will be entitled, upon compliance with certain conditions, to dissent to the statutory acquisition or the subsequent acquisition transaction and be entitled to be paid the fair value of their Common Shares in accordance with the provisions of the CBCA.

                  TD SECURITIES VALUATION AND FAIRNESS OPINION

     On April 3, 2003, TD Securities delivered its written report which contains its opinion that, as of March 19, 2003:

     - the fair market value of the Common Shares is in the range of $20.00 to $23.00 per Common Share; and

     - the Offer is fair, from a financial point of view, to the Public Shareholders.

     A copy of the TD Securities Valuation and Fairness Opinion is attached to this Directors' Circular as Schedule B. The Offeror has included a summary of the valuation in the Offer circular in order to comply with its disclosure obligations under applicable securities laws. SHAREHOLDERS SHOULD CAREFULLY REVIEW AND CONSIDER THE TD SECURITIES VALUATION AND FAIRNESS OPINION IN ITS ENTIRETY.

                                PRIOR VALUATIONS

     Other than the TD Securities Valuation and Fairness Opinion, there have been no formal valuations prepared in respect of DuPont Canada, the Common Shares or any material assets of DuPont Canada during the last two years.

           AUTHORIZED CAPITAL AND OUTSTANDING SHARES OF DUPONT CANADA

     The authorized capital of DuPont Canada consists of an unlimited number of class A common shares, issuable in series, of which 486,000,000 Common Shares have been authorized. As at April 11, 2003, 279,258,465 Common Shares were outstanding.

                PRINCIPAL HOLDER OF DUPONT CANADA COMMON SHARES

     To the best of the knowledge of the directors and senior officers of DuPont Canada after reasonable inquiry, no person or company beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, other than the Offeror and its affiliates which own 212,591,160 Common Shares representing approximately 76% of the outstanding Common Shares.

                               STOCK OPTION PLAN

     DuPont Canada has a Stock Option Plan under which a committee of the Board may from time to time authorize the granting of options to acquire Common Shares to directors, officers and eligible employees of DuPont Canada. Each option entitles the holder to purchase one Common Share.

     As at March 31, 2003, options to acquire an aggregate of 4,732,500 Common Shares were outstanding of which:

     - 3,601,650 options are vested (ie, currently exercisable) and 1,130,850 options are not vested;

     - 3,195,700 of the vested options are exercisable at prices that are less than the Offer price (ie, are "in-the-money"); and

     - 405,950 of the vested options are exercisable at prices that are at or above the Offer price.

     If the Offeror takes up and pays for Common Shares pursuant to the Offer, E.I. du Pont intends, subject to obtaining all necessary regulatory and other approvals, to offer to exchange all of the DuPont Canada options that are then outstanding for like securities of E.I. du Pont on the following basis:

     - a holder of DuPont Canada options would be entitled to receive that number of options to acquire shares of common stock of E.I. du Pont equal to the quotient obtained by dividing the number of DuPont Canada options held by the holder by the Exchange Ratio; and

     - each E.I. du Pont option would entitle the holder to purchase, on or before the last date of exercise of the DuPont Canada option for which it was exchanged, one whole share of common stock of E.I. du Pont at a price equal to the product of the exercise price of the DuPont Canada option and the Exchange Ratio.

     For purposes of these calculations, the "Exchange Ratio" will be determined on the date that the Offeror last takes up and pays for Common Shares under the Offer by dividing the closing price of the shares of common stock of E.I. du Pont on the New York Stock Exchange on the last trading day prior to such date by the Offer price. Also, all amounts in Canadian dollars will be converted to United States dollars at the exchange rate prevailing on the last business day prior to the date the Offeror last takes up and pays for Common Shares under the Offer.

     Holders of vested "in-the-money" options may elect to exercise these options and deposit the Common Shares acquired thereby under the Offer.

     If a subsequent acquisition transaction is undertaken, holders of DuPont Canada stock options that are then outstanding (ie, not exchanged or exercised by the holder as described above) will be entitled to receive, on exercise, the securities that would have been deliverable to such holders had they been shareholders at the time of the subsequent acquisition transaction.

                          PERFORMANCE SHARING PROGRAM

     DuPont Canada has a Performance Sharing Program under which Common Shares are issued to Sun Life Assurance Company of Canada (the "Plan Administrator") on behalf of eligible employees.

     Generally, under the terms of the Performance Sharing Program, participants:

     - receive annual awards from DuPont Canada determined on the basis of DuPont Canada's financial performance;

     -  may elect to receive awards and other amounts in cash and/or Common
        Shares;

     - may receive bonus amounts based on the number of Common Shares held under the program;

     - receive additional Common Shares by way of reinvestment of dividends received on Common Shares held under the program; and

     -  are entitled to make withdrawals from time to time.

     As at March 31, 2003, 4,073,162 Common Shares were held by the Plan Administrator on behalf of participants in the Performance Sharing Program.

     Under the terms of the Performance Sharing Program, the Plan Administrator is required to use all reasonable efforts to provide participants with copies of all materials received in connection with the Offer on a timely basis. The Plan Administrator is also required to tender or refrain from tendering Common Shares in accordance with instructions received from participants. If, as a result of the Offer or a subsequent acquisition transaction, the Plan Administrator receives any consideration for Common Shares held by it on behalf of participants, the consideration will generally continue to be held by the Plan Administrator on behalf of the participants in accordance with the terms of the Performance Sharing Program. Under the terms of the Performance Sharing Program, the Plan Administrator is also required to vote the Common Shares held by it on behalf of participants at any meeting of shareholders called to consider a subsequent acquisition transaction in accordance with instructions received from participants. The Plan Administrator will not vote Common Shares in respect of which it does not receive instructions.

                           DIRECTORS OF DUPONT CANADA

     The following are the directors of DuPont Canada: D.W. Colcleugh, W.K. Dobson, L.Y. Fortier, J.E. Fyrwald, P.S. Janson, D.W. Muzyka, G.F. Osbaldeston, H.T. Richardson and M. Vrijsen.

             BENEFICIAL OWNERSHIP OF COMMON SHARES BY DIRECTORS AND
                        SENIOR OFFICERS OF DUPONT CANADA

     The names of the directors and senior officers of DuPont Canada, the positions held by them and the number of securities of DuPont Canada beneficially owned, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, as at April 11, 2003 are as follows:

                                                             NUMBER OF      OPTIONS TO ACQUIRE   PERCENTAGE OF
                                                              COMMON              COMMON            OPTIONS
NAME AND POSITION                                         SHARES(1)(2)(3)       SHARES(4)         OUTSTANDING
-----------------                                         ---------------   ------------------   -------------
D.W Colcleugh...........................................       23,524            613,200            12.96%
Chairman of the Board
Director
W.K. Dobson.............................................        6,300              8,200             0.17%
Director
L.Y. Fortier............................................        3,000             11,150             0.24%
Director
J.E. Fyrwald............................................           --                 --                --
Director
P.S. Janson.............................................        3,000              8,600             0.18%
Director

                                                             NUMBER OF      OPTIONS TO ACQUIRE   PERCENTAGE OF
                                                              COMMON              COMMON            OPTIONS
NAME AND POSITION                                         SHARES(1)(2)(3)       SHARES(4)         OUTSTANDING
-----------------                                         ---------------   ------------------   -------------
D.W. Muzyka.............................................        4,600             46,450             0.98%
President and Chief Executive Officer
Director
G.F. Osbaldeston........................................        4,500             14,350             0.30%
Director
H.T. Richardson.........................................      110,000(5)          15,950             0.33%
Director
M. Vrijsen..............................................           --                 --                --
Director
J.R. Barton.............................................       11,126            131,350             2.78%
Chief Operating Officer
D.K. Findlay............................................        8,520            138,700             2.93%
Vice-President
A.B. Heeney.............................................        3,042             86,450             1.83%
Vice-President
W.F. Matthews...........................................           --                 --                --
Vice-President and
Chief Financial Officer
M.J. Oxley..............................................       10,865             49,300             1.04%
Treasurer
A. Sahi.................................................        1,561(6)          32,350             0.68%
Vice-President
S.B. Trachimovsky.......................................        3,134             54,600             1.15%
General Counsel and
Corporate Secretary
R.A. Zelonka............................................       10,015            146,850             3.10%
Vice-President

---------------

Notes:

(1) Each number of Commons Shares indicated in the column represents less than 0.1% of the outstanding Common Shares.

(2) The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of DuPont Canada, has been furnished by the respective directors and senior officers of DuPont Canada.

(3) Includes Common Shares issued under the Performance Sharing Program (and Common Shares issuable under the terms of the Performance Sharing Program in respect of a regular quarterly dividend payable on April 30, 2003). See "Performance Sharing Program".

(4) Each option entitles the holder to purchase one Common Share. See "Stock Option Plan".

(5) 60,000 Common Shares are held by a non-controlled associate of H.T. Richardson.

(6) 17 Common Shares are held by A. Sahi's spouse.

     To the knowledge of the directors and senior officers of DuPont Canada, after reasonable inquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of equity securities of DuPont Canada and no person acting jointly or in concert with DuPont Canada owns any securities of DuPont Canada except as described above under "Principal Holder of DuPont Canada Common Shares".

                      INTENTION WITH RESPECT TO THE OFFER

     To the knowledge of the directors and senior officers of DuPont Canada, after reasonable inquiry, the persons referred to under "Beneficial Ownership of Common Shares by Directors and Senior Officers of DuPont Canada" and their respective associates currently intend to tender all of the Common Shares held of record or beneficially owned by them in accordance with the terms of the Offer.

                            TRADING IN COMMON SHARES

     During the six-month period preceding the date of the Directors' Circular, none of DuPont Canada, the directors and senior officers of DuPont Canada and, to the knowledge of the directors and senior officers of DuPont Canada after reasonable inquiry, their respective associates, any person or company holding more than 10% of any class of equity securities of DuPont Canada and any person or company acting jointly or in concert with DuPont Canada, traded any Common Shares except as set out below:

                                                                                   NUMBER OF
                                                                                    COMMON      PRICE PER
NAME                                           NATURE OF TRADE    DATE OF TRADE     SHARES        SHARE
----                                           ---------------    -------------    ---------    ---------
H.T. Richardson............................    Purchase           Nov. 25, 2002       5,000      $ 22.00
D.K. Findlay...............................    Sale               Oct. 1, 2002       10,900      $ 24.60
DuPont Canada (1)..........................    Purchase           Oct. 1, 2002       16,900      $ 24.60
                                               Purchase           Oct. 7, 2002        2,200      $ 23.75
                                               Purchase           Oct. 8, 2002        4,800      $ 23.75
                                               Purchase           Oct. 28, 2002     102,100      $ 22.60
                                               Purchase           Oct. 29, 2002       3,900      $ 22.00
                                               Purchase           Oct. 30, 2002     198,100      $ 22.00
                                               Purchase           Nov. 18, 2002       4,000      $ 21.00
                                               Purchase           Nov. 26, 2002       1,900      $ 21.71
                                               Purchase           Dec. 4, 2002        1,000      $ 21.77
                                               Purchase           Dec. 6, 2002        1,900      $ 21.60
                                               Purchase           Dec. 9, 2002        3,200      $ 21.50
                                               Purchase           Dec. 12, 2002       1,000      $ 21.00
                                               Purchase           Dec. 13, 2002       1,000      $ 21.50

---------------

Note:

(1) From October 1, 2002 to December 13, 2002, DuPont Canada engaged in a normal course issuer bid under which it purchased 342,000 Common Shares for cancellation through the facilities of the Toronto Stock Exchange at prevailing market prices ranging from $21.00 to $24.60. The last day on which Common Shares were purchased by DuPont Canada under the normal course issuer bid was December 13, 2002.

                    ISSUANCES OF SECURITIES OF DUPONT CANADA

     No securities of DuPont Canada were issued to the directors and senior officers of DuPont Canada during the two-year period preceding the date of the Directors' Circular other than as described below.

STOCK OPTION PLAN

     The table below sets forth the stock options that have been granted to the directors and senior officers of DuPont Canada during the past two years under the Stock Option Plan.

                                            NUMBER OF
NAME                                         OPTIONS     DATE OF GRANT    EXERCISE PRICE     EXPIRY DATE
----                                        ---------    -------------    --------------    -------------
D.W. Colcleugh..........................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                              86,850     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                             100,900     Feb. 14, 2003        $18.57        Feb. 14, 2013
W.K. Dobson.............................       1,600     Jan. 3, 2002         $26.05        Jan. 3, 2012
L.Y. Fortier............................       3,200     Jan. 3, 2002         $26.05        Jan. 3, 2012
P.S. Janson.............................       3,200     Jan. 3, 2002         $26.05        Jan. 3, 2012
D.W. Muzyka.............................      20,650     Feb. 14, 2003        $18.57        Feb. 14, 2013
G.F. Osbaldeston........................       1,600     Jan. 3, 2002         $26.05        Jan. 3, 2012
H.T. Richardson.........................       3,200     Jan. 3, 2002         $26.05        Jan. 3, 2012
J.R. Barton.............................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                              26,050     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                              37,450     Feb. 14, 2003        $18.57        Feb. 14, 2013

                                            NUMBER OF
NAME                                         OPTIONS     DATE OF GRANT    EXERCISE PRICE     EXPIRY DATE
----                                        ---------    -------------    --------------    -------------
D.K. Findlay............................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                              13,400     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                              20,550     Feb. 14, 2003        $18.57        Feb. 14, 2013
A.B. Heeney.............................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                               6,900     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                               9,450     Feb. 14, 2003        $18.57        Feb. 14, 2013
M.J. Oxley..............................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                               3,600     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                               3,800     Feb. 14, 2003        $18.57        Feb. 14, 2013
A. Sahi.................................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                               8,400     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                              13,100     Feb. 14, 2003        $18.57        Feb. 14, 2013
S.B. Trachimovsky.......................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                               8,200     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                               9,750     Feb. 14, 2003        $18.57        Feb. 14, 2013
R.A. Zelonka............................         200     Jan. 8, 2002         $24.00        Jan. 8, 2012
                                              11,100     Feb. 15, 2002        $22.84        Feb. 15, 2012
                                              12,100     Feb. 14, 2003        $18.57        Feb. 14, 2013

PERFORMANCE SHARING PROGRAM

     The table below sets forth the Common Shares that have been issued to the Plan Administrator on behalf of directors and senior officers of DuPont Canada during the past two years under the Performance Sharing Program.

                                                                      NUMBER OF COMMON
NAME                                              DATE OF ISSUANCE         SHARES         PRICE PER SHARE
----                                              ----------------    ----------------    ---------------
J.R. Barton.....................................    April 2, 2001(1)         25               $53.84
                                                     July 3, 2001            50               $20.03
                                                     Oct. 2, 2001            48               $21.23
                                                     Jan. 3, 2002            42               $24.12
                                                     Feb. 4, 2002           181               $24.08
                                                    March 4, 2002           356               $23.41
                                                    April 1, 2002            42               $25.55
                                                     July 2, 2002            40               $27.30
                                                     Oct. 1, 2002            44               $24.58
                                                     Jan. 2, 2003            51               $21.46
                                                    April 1, 2003(2)         59               $18.77
D.W. Colcleugh..................................    April 2, 2001(1)         24               $53.84
                                                     July 3, 2001            89               $20.03
                                                     Oct. 2, 2001            85               $21.23
                                                     Jan. 3, 2002            75               $24.12
                                                     Feb. 4, 2002           417               $24.08
                                                    March 4, 2002           680               $23.41
                                                    April 1, 2002            76               $25.55
                                                     July 2, 2002            71               $27.30
                                                     Oct. 1, 2002            79               $24.58
                                                     Jan. 2, 2003            91               $21.46
                                                    Feb. 10, 2003           490               $21.19
                                                   March 10, 2003           934               $18.99
                                                    April 1, 2003(2)        112               $18.77

                                                                      NUMBER OF COMMON
NAME                                              DATE OF ISSUANCE         SHARES         PRICE PER SHARE
----                                              ----------------    ----------------    ---------------
D.K. Findlay....................................    April 2, 2001(1)         11               $53.84
                                                     July 3, 2001            40               $20.03
                                                     Oct. 2, 2001            39               $21.23
                                                     Jan. 3, 2002            34               $24.12
                                                    April 1, 2002            32               $25.55
                                                     July 2, 2002            30               $27.30
                                                     Oct. 1, 2002            34               $24.58
                                                     Jan. 2, 2003            39               $21.46
                                                    April 1, 2003(2)         45               $18.77
A.B. Heeney.....................................   April. 2, 2001(1)          6               $53.84
                                                     July 3, 2001            24               $20.03
                                                     Oct. 2, 2001            23               $21.23
                                                     Jan. 3, 2002             9               $24.12
                                                     Feb. 4, 2002           131               $24.08
                                                    March 4, 2002           179               $23.41
                                                    April 1, 2002            10               $25.55
                                                     July 2, 2002             9               $27.30
                                                     Oct. 1, 2002            10               $24.58
                                                     Jan. 2, 2003            12               $21.46
                                                    Feb. 10, 2003           145               $21.19
                                                   March 10, 2003           325               $18.99
                                                    April 1, 2003(2)         16               $18.77
M.J. Oxley......................................    April 2, 2001(1)          9               $53.84
                                                     July 3, 2001            36               $20.03
                                                     Oct. 2, 2001            35               $21.23
                                                     Jan. 3, 2002            30               $24.12
                                                     Feb. 4, 2002           109               $24.08
                                                    March 4, 2002           158               $23.41
                                                    April 1, 2002            30               $25.55
                                                     July 2, 2002            28               $27.30
                                                     Oct. 1, 2002            31               $24.58
                                                     Jan. 2, 2003            36               $21.46
                                                    Feb. 10, 2003           123               $21.19
                                                   March 10, 2003           217               $18.99
                                                    April 1, 2003(2)         43               $18.77
A. Sahi.........................................     Feb. 4, 2002            55               $24.08
                                                    March 4, 2002           186               $23.41
                                                    April 1, 2002             4               $25.55
                                                     July 2, 2002             4               $27.30
                                                     Oct. 1, 2002             4               $24.58
                                                     Jan. 2, 2003             5               $21.46
                                                    Feb. 10, 2003            83               $21.19
                                                   March 10, 2003           333               $18.99
                                                    April 1, 2003(2)          8               $18.77

                                                                      NUMBER OF COMMON
NAME                                              DATE OF ISSUANCE         SHARES         PRICE PER SHARE
----                                              ----------------    ----------------    ---------------
S.B. Trachimovsky...............................    April 2, 2001(1)          8               $53.84
                                                     July 3, 2001            12               $20.03
                                                     Oct. 2, 2001            12               $21.23
                                                     Jan. 3, 2002            10               $24.12
                                                     Feb. 4, 2002           149               $24.08
                                                    March 4, 2002           244               $23.41
                                                    April 1, 2002            11               $25.55
                                                     July 2, 2002            11               $27.30
                                                     Oct. 1, 2002            12               $24.58
                                                     Jan. 2, 2003            14               $21.46
                                                    Feb. 10, 2003           171               $21.19
                                                    April 1, 2003(2)         17               $18.77
R.A. Zelonka....................................    April 2, 2001(1)         12               $53.84
                                                     July 3, 2001            43               $20.03
                                                     Oct. 2, 2001            41               $21.23
                                                     Jan. 3, 2002            37               $24.12
                                                     Feb. 4, 2002           159               $24.08
                                                    March 4, 2002           244               $23.41
                                                    April 1, 2002            36               $25.55
                                                     July 2, 2002            34               $27.30
                                                     Oct. 1, 2002            38               $24.58
                                                     Jan. 2, 2003            44               $21.46
                                                    Feb. 10, 2003           180               $21.19
                                                   March 10, 2003           347               $18.99
                                                    April 1, 2003(2)         53               $18.77

---------------

Notes:

(1) Shares issued prior to 3-for-1 stock split which occurred in May 2001.

(2) Shares issuable under the terms of the Performance Sharing Program in respect of a regular quarterly dividend payable on April 30, 2003.

            OWNERSHIP OF SECURITIES OF THE OFFEROR AND E.I. DU PONT

     None of DuPont Canada, the directors and senior officers of DuPont Canada and, to the knowledge of the directors and senior officers of DuPont Canada, after reasonable inquiry, their respective associates, any person or company holding more than 10% of any class of equity securities of DuPont Canada and any person acting jointly or in concert with DuPont Canada owns, directly or indirectly, or exercises control or direction over, any securities of Offeror. The directors and senior officers of DuPont Canada own the following shares of common stock of E.I. du Pont:

NAME                                                          CLASS OF SHARES    NUMBER OF SHARES(1)(2)
----                                                          ---------------    ----------------------
W.K. Dobson...............................................    Common Stock                  700
J.E. Fyrwald..............................................    Common Stock               39,110
D.W. Muzyka...............................................    Common Stock                  487
M. Vrijsen................................................    Common Stock               11,677
D.K. Findlay..............................................    Common Stock                  217
W.F. Matthews.............................................    Common Stock                  944
R.A. Zelonka..............................................    Common Stock                  200

---------------

Notes:

(1) Each number of shares represents less than 0.1% of the outstanding shares of common stock of E.I. du Pont.

(2) The information as to shares of common stock of E.I. du Pont beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DuPont Canada, has been furnished by the respective directors and senior officers of DuPont Canada.

     Certain of the directors and senior officers of DuPont Canada also own options to acquire shares of common stock of E.I. du Pont which represent, in aggregate, less than 1% of the outstanding options of E.I. du Pont.

         ARRANGEMENTS AND AGREEMENTS WITH THE OFFEROR AND E.I. DU PONT

     Except as disclosed in this Directors' Circular, no arrangement or agreement has been made or is proposed to be made between the Offeror or E.I. du Pont and any director or senior officer of DuPont Canada in relation to the Offer, including any payment or other benefit proposed to be made or given to any of the directors or senior officers of DuPont Canada by way of compensation for their remaining in, or retiring from, office if the Offer is successful. None of the directors and senior officers of DuPont Canada is a director or senior officer of the Offeror or any subsidiary of the Offeror.

                  INTERESTS OF DIRECTORS, OFFICERS AND OTHERS
            IN MATERIAL CONTRACTS WITH THE OFFEROR AND E.I. DU PONT

     Except as disclosed in this Directors' Circular, none of the directors and senior officers of DuPont Canada and, to the knowledge of the directors and senior officers of DuPont Canada, after reasonable inquiry, their respective associates and any person or company holding more than 10% of any class of equity securities of DuPont Canada has any interest in any material contract to which the Offeror or E.I. du Pont is a party.

                 ARRANGEMENTS AND AGREEMENTS WITH DUPONT CANADA

     Except as disclosed in this Directors' Circular, no arrangement or agreement has been made or is proposed to be made between DuPont Canada and any director or senior officer of DuPont Canada pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to the directors or officers of DuPont Canada remaining in, or retiring from, office if the Offer is successful.

                              NO MATERIAL CHANGES

     The directors and senior officers of DuPont Canada are not aware of any information that indicates any material change in the affairs of DuPont Canada since January 29, 2003, the date of the last published interim financial statements of DuPont Canada.

                               OTHER TRANSACTIONS

     Except as disclosed in this Directors' Circular, none of the directors or senior officers of DuPont Canada is aware of any agreement, arrangement or negotiation which is currently being undertaken or is underway by DuPont Canada in response to the Offer which relates to or would result in:

     - an extraordinary transaction such as a merger or reorganization involving DuPont Canada or any subsidiary of DuPont Canada;

     - a purchase, sale or transfer of a material amount of assets by DuPont Canada or a subsidiary of DuPont Canada;

     -   an issuer bid or other acquisition of securities by or of DuPont
         Canada; or

     - any material change in the present capitalization or dividend policy of DuPont Canada.

                                STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides security holders of DuPont Canada with, in addition to any other right they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                        APPROVAL OF DIRECTORS' CIRCULAR

     The contents of this Directors' Circular and the delivery thereof have been approved and authorized by the Board.

                                    CONSENT

To: The Board of Directors of DuPont Canada Inc.

     We hereby consent to the inclusion of our valuation report and fairness opinion dated April 3, 2003 as Schedule B to the Directors' Circular of DuPont Canada Inc. and to the references to such valuation and fairness opinion therein under the headings "Proceedings and Deliberations of the Special Committee", "Recommendations of the Special Committee and the Board" and "TD Securities Valuation and Fairness Opinion". In providing such consent, we do not intend that any person other than the Board of Directors of DuPont Canada Inc. and the Special Committee of the Board of Directors of DuPont Canada Inc. rely upon such valuation report and fairness opinion.

Toronto, Canada
April 17, 2003                                       (Signed) TD SECURITIES INC.

                                  CERTIFICATE

April 17, 2003

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Common Shares subject to the Offer.

                      On behalf of the Board of Directors.

           (Signed) L. YVES FORTIER                      (Signed) GORDON F. OSBALDESTON
                   Director                                         Director

                                   SCHEDULE A

                           GLOSSARY OF DEFINED TERMS

"BOARD" or "BOARD OF DIRECTORS" refers to the board of directors of DuPont
Canada.

"COMMON SHARES" refers to the class A common shares, series 1 of DuPont Canada.

"DIRECTORS' CIRCULAR" refers to the directors' circular dated April 17, 2003 issued by the board of directors of DuPont Canada in connection with the Offer.

"DUPONT CANADA" refers to DuPont Canada Inc.

"E.I. DU PONT" refers to E.I. du Pont de Nemours and Company.

"MINIMUM CONDITION" refers to the condition of the Offer that there be validly deposited under the Offer and not withdrawn at the expiry of the Offer at least 90% of the aggregate outstanding Common Shares (including, for this purpose, Common Shares underlying any options, warrants or other rights to purchase Common Shares that are exercisable prior to time of expiry of the Offer) not currently owned by the Offeror and its affiliates.

"OFFER" refers to the offer dated April 17, 2003 of the Offeror to purchase all of the outstanding Common Shares owned by the Public Shareholders at a price of $21.00 per Common Share payable in cash.

"OFFEROR" refers to DCI Acquisition Inc., a subsidiary of E.I. du Pont.

"PERFORMANCE SHARING PROGRAM" refers to the Performance Sharing Program of DuPont Canada dated December 31, 1989, as amended.

"POLICY Q-27" refers to Policy Q-27 of the Commission des valeurs mobilieres du Quebec, as amended.

"PUBLIC SHAREHOLDERS" refers to the shareholders of DuPont Canada other than the Offeror and its affiliates.

"RULE 61-501" refers to Rule 61-501 of the Ontario Securities Commission, as amended.

"SPECIAL COMMITTEE" refers to the special committee of the board of directors of DuPont Canada formed in May 2002 to consider the implications of the DTI Separation for DuPont Canada.

"STOCK OPTION PLAN" refers to the employee stock option plan of DuPont Canada dated March 30, 1984, as amended and restated.

"SUPPORT AGREEMENT" refers to the support agreement dated March 19, 2003 between the Offeror and DuPont Canada.

"TD SECURITIES" refers to TD Securities Inc.

"TD SECURITIES VALUATION AND FAIRNESS OPINION" refers to the written report and fairness opinion dated April 3, 2003 from TD Securities to the Special Committee containing TD Securities' opinion that, as of March 19, 2003, the fair market value of the Common Shares is in the range of $20.00 to $23.00 per Common Share and the Offer is fair, from a financial point of view, to the Public Shareholders.

                                   SCHEDULE B
                  TD SECURITIES VALUATION AND FAIRNESS OPINION


                                                      [TD SECURITIES LETTERHEAD]


April 3, 2003


The Special Committee of the Board of Directors
DuPont Canada Inc.
7070 Mississauga Road
Mississauga, Ontario
L5M 2H3


To the Special Committee:

TD Securities Inc. ("TD Securities") understands that DCI Acquisition Inc. (the "Offeror"), a wholly-owned subsidiary of E.I. du Pont de Nemours and Company ("EID"), has entered into a support agreement dated March 19, 2003 (the "Support Agreement") with DuPont Canada Inc. ("DCI", or the "Company") pursuant to which the Offeror has agreed to make an offer to acquire all of the issued and outstanding class A common shares, series 1 (the "Common Shares") of DCI which the Offeror and its affiliates do not already own at a price of $21.00 cash per Common Share (the "Offer"). TD Securities also understands that EID, indirectly through a wholly-owned subsidiary, currently owns 212,591,160, or 76% of the Common Shares outstanding. The above description is summary in nature. The specific terms and conditions of the Offer are to be described in the offer and circular (the "Circular") which is to be mailed to holders of Common Shares in connection with the Offer.

TD Securities also understands that a committee of the board of directors of the Company (the "Special Committee"), which is independent of EID and the Company's management, has been constituted to consider the implications for DCI of the proposed reorganization of EID into five growth platforms and the separation of its textiles and interiors division (the "DTI Separation") and make recommendations thereon to the board of directors of the Company (the "Board"). The Special Committee has retained TD Securities to prepare and deliver a formal valuation (the "Valuation") of the Common Shares in accordance with the requirements of Ontario Securities Commission Rule 61-501 and Policy Statement No. Q-27 of the Commission des valeurs mobilieres du Quebec (collectively, the "Policies") and a written opinion (the "Fairness Opinion") as to the fairness of the Offer, from a financial point of view, to the holders of Common Shares other than the Offeror and its affiliates (the "Minority Shareholders").

ENGAGEMENT OF TD SECURITIES BY THE SPECIAL COMMITTEE

TD Securities was first contacted by representatives of the Special Committee on May 15, 2002 and was engaged by the Special Committee pursuant to an engagement agreement (the "Engagement Agreement") dated June 14, 2002, as amended, to provide advice and assistance to the Special Committee in evaluating the implications of the DTI Separation for DCI and, if requested, prepare the Valuation and Fairness Opinion. Since the date of its engagement TD Securities has assisted the Special Committee with the investigation and review of a number of transaction alternatives potentially available to DCI arising from the DTI Separation. On March 19, 2003, at the request of the Special Committee, TD Securities orally delivered the substance of the Valuation and Fairness Opinion to the Special Committee. The Valuation and Fairness Opinion, among other things, reflects the substance of the disclosure made by TD Securities to the Special Committee on March 19, 2003. The terms of the Engagement Agreement provide that, in addition to monthly work fees, TD Securities will receive an advisory fee of $1,100,000 upon delivery of the Valuation and Fairness Opinion and is to be reimbursed for its reasonable out-of-pocket expenses. TD Securities may receive additional fees for any significant additional services rendered after delivering the Valuation and Fairness Opinion. Furthermore, the Company has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities which may arise from services performed by TD Securities in connection with the Engagement Agreement. The fees payable to TD Securities are not contingent in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion and no additional fees are payable to TD Securities in respect of the completion of the transaction contemplated by the Offer.

Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Valuation and Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by the Offeror with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Valuation and Fairness Opinion represent the opinions of TD Securities and their form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuation and Fairness Opinion have been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "Association") but the Association has not been involved in the preparation or review of the Valuation and Fairness Opinion.

INDEPENDENCE OF TD SECURITIES

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, EID, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Except as financial advisor to the Special Committee, neither TD Securities nor any of its associates or affiliates is an advisor to any of the Interested Parties with respect to the Offer.

TD Securities has not, in the 24-month period preceding the Engagement Agreement, been engaged to provide any financial advisory services nor has it participated in any financing or lending arrangement, or had a material financial interest in any transaction involving the Company or any Interested Party, except for a foreign currency trading facility with a wholly-owned subsidiary of EID and certain cash management arrangements with DCI, the associated fees of which are not, in the aggregate, financially material to TD Securities.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, the Company, or other Interested Parties.

Having reviewed all such circumstances, TD Securities believes that it is independent within the meaning of the Policies in the preparation of the Valuation and Fairness Opinion. The fees paid to TD Securities in connection with the Engagement Agreement do not give TD Securities any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion or the outcome of the transaction contemplated by the Offer, and are not financially material to TD Securities. No understandings or agreements exist between TD Securities and the Company or any Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or any Interested Party, and The Toronto-Dominion Bank, parent company of TD Securities, may provide banking services to the Company or any Interested Party. Neither TD Securities nor any of its affiliates has a material financial interest in the completion of the transaction contemplated by the Offer.

SCOPE OF REVIEW

In connection with the Valuation and Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

   1.   the Support Agreement;

   2.   March 31, 2003 draft of the directors' circular relating to the Offer;

   3. audited financial statements of the Company for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002;

   4. quarterly reports to shareholders and unaudited interim financial statements of the Company for the three month periods ended March 31, June 30, and September 30, in each of fiscal years 2000, 2001 and 2002;

   5. annual reports of the Company for the five years ended December 31, 1998, 1999, 2000, 2001 and, in draft form, 2002;

   6. annual information forms of the Company for the three years ended December 31, 1999, 2000 and 2001;

   7. notices of annual meetings of shareholders and management information circulars of the Company for the three years ended December 31, 1999, 2000 and 2001;

   8. unaudited projected operating and financial information for each of the business units of the Company for the years ending December 31, 2003 through to December 31, 2007 as prepared by DCI management and approved by the Board in February 2003 (subject to revisiting at the Board's May 2003 meeting certain macro-economic and geo-political issues and support prospects from the global DuPont strategic business units and DTI );

   9.   a summary of outstanding litigation prepared by DCI management;

   10. a schedule of Common Shares and fully diluted Common Shares outstanding as at December 31, 2002 prepared by DCI management;

   11. presentations by EID to the Special Committee with respect to the outlook for EID's textiles and interiors subsidiary ("DTI") and DTI's future relationship with DCI;

   12. discussions with EID and its advisors regarding the potential effect of the DTI Separation on DCI and various transaction alternatives potentially available to DCI;

   13. discussions with senior management of the Company and its advisors with respect to the information referred to above and other issues deemed relevant including the outlook for each of the Company's business units, the Company's prospects upon completion of the DTI Separation and various transaction alternatives potentially available to DCI;

   14. representations contained in a certificate dated March 18, 2003 from the senior officers of the Company;

   15.  discussions with the Company's auditors and legal counsel;

   16.  discussions with members of the Special Committee;

   17. discussions with McMillan Binch LLP, legal counsel to the Special Committee, with respect to various legal matters relating to the Company and other matters considered relevant;

   18. various research publications prepared by equity research analysts regarding the chemicals industry, the Company and other selected public companies considered relevant;

   19. public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered relevant;

   20. public information with respect to certain other transactions of a comparable nature considered relevant; and

   21. such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not reviewed any draft of the Circular to be mailed by the Offeror to the Minority Shareholders in connection with the Offer. TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities.

PRIOR VALUATIONS

The Company has represented to TD Securities that, among other things, it has no knowledge of any prior valuations, as defined in the Policies, of DCI, its securities, or any material assets of the Company or any of its subsidiaries made in the past 24 months.

ASSUMPTIONS AND LIMITATIONS

With the Special Committee's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by the Company and its personnel, advisors, or otherwise, including the certificate identified below (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon such accuracy and completeness. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the opinion of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances.

Senior officers of the Company have represented to TD Securities in a certificate dated March 18, 2003, among other things, that after due inquiry (i) DCI has no information or knowledge of any facts, public or otherwise, not specifically provided to TD Securities relating to the assets, liabilities, affairs, prospects or condition (financial or otherwise) of DCI or any of its subsidiaries, which would reasonably be expected to affect materially the Valuation and/or Fairness Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in paragraph
(iv) below, the information and data provided to TD Securities by or on behalf of DCI and in respect of DCI and its subsidiaries and their respective assets, liabilities, affairs, prospects and condition (financial and otherwise) in connection with the Proposed Transaction (as such term is defined in the Engagement Agreement) is or, in the case of historical information and data, was, at the date as of which it was prepared complete, true and accurate in all material respects, and no additional material, data or information is required to make such information and data provided to TD Securities not misleading in light of the circumstances in which it was provided; (iii) to the extent that any of the information and data identified in paragraph (ii) above is historical, there have been no changes in any material facts therein or new material facts applicable thereto since the respective dates thereof which have not been disclosed to TD Securities by or on behalf of DCI, and such information and data has not been updated by more current information and data not provided to TD Securities by or on behalf of DCI; (iv) any portions of the information and data provided to TD Securities which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of DCI, are (or were at the time of preparation and continue to be, unless otherwise indicated in writing) reasonable in the circumstances, and such forecasts, projections or estimates reasonably represent the views of management of the financial prospects and forecasted performance of DCI and/or its subsidiaries; (v) there are no independent appraisals or prior valuations (as defined in the Policies) or material non-independent appraisals or valuations relating to DCI, its subsidiaries or any of their respective material assets, securities or liabilities which have been prepared as of a date within 24 months preceding March 18, 2003; (vi) there have been no offers received by DCI from any third party, and no serious negotiations have been engaged in by DCI with any third party, in respect of any transaction involving DCI or any of its securities, subsidiaries or material assets within 24 months preceding March 18, 2003 which have not been disclosed to TD Securities; (vii) DCI has complied in all material respects with the Engagement Agreement; (viii) there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the assets, liabilities, affairs, prospects or condition (financial or otherwise) of DCI or any of its subsidiaries which has not been disclosed to TD Securities, (ix) DCI has no knowledge of any material non-public information concerning the securities of DCI, or the assets, liabilities, operations, affairs, prospects or condition (financial or otherwise) of DCI and its subsidiaries, considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to TD Securities by or on behalf of DCI; (x) other than as disclosed to TD Securities by or on behalf of DCI, DCI and its subsidiaries do not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or, to the knowledge of DCI threatened, against or affecting the Proposed Transaction or DCI or its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may in any way materially adversely affect DCI and its subsidiaries taken as a whole.

In preparing the Valuation and Fairness Opinion, TD Securities has made several assumptions, including that all final versions of all agreements and documents to be executed and delivered in respect of or in connection with the Offer will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to be satisfied to complete the Offer can be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities required in respect of or in connection with the Offer will be obtained, without adverse condition or qualification, that all steps or procedures being followed to implement the Offer are valid and effective, that the Circular will be distributed to the holders of Common Shares in accordance with applicable laws, and that the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the

Valuation and Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities or the Company. All financial figures in the Valuation and Fairness Opinion are in Canadian dollars unless otherwise stated.

The Valuation and Fairness Opinion have been provided for the use of the Special Committee and the Board and are not intended to be, and do not constitute, a recommendation that any Minority Shareholder of the Company tender or not tender its Common Shares to the Offer. The Valuation and Fairness Opinion may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of TD Securities. The Valuation and Fairness Opinion are rendered as of March 19, 2003, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company and its respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Valuation or Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Valuation and Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuation or Fairness Opinion after such date. In preparing the Valuation and Fairness Opinion, TD Securities was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of Common Shares or other securities of the Company, or any business combination or other extraordinary transaction involving the Company, nor did TD Securities negotiate with any other party in connection with any such transaction involving the Company.

The preparation of a valuation or a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuation and Fairness Opinion. Accordingly, this Valuation and Fairness Opinion should be read in their entirety.

OVERVIEW OF DCI

DCI is a diversified industrial company, serving customers in Canada, the United States and 40 other countries. Generally, the Company upgrades basic chemicals into other products for use by manufacturers who convert such products into consumer and industrial goods. The wide range of products sold by DCI includes synthetic fibres, polymer resins, liquid packaging systems, automotive finishes, agricultural and industrial chemicals, and allied products. The Company also offers the thousands of products and services of EID to Canadian customers. DCI has offices in Canada (Ajax, Kingston, Maitland, Mississauga, Sarnia and Whitby-Ontario; Thetford Mines and Montreal-Quebec; Vancouver-British Columbia), the United States (Auburn-Massachusetts; Elkton-Maryland; Houston-Texas; Lake Wales-Florida; Ontario and Sacremento-California; Upper Sandusky, Worthington and Ashland-Ohio), Mexico (Mexico City), France (Paris), the United Kingdom (Romiley), and India (Savli). DCI's business is reported in five segments: Nylon Enterprise (33.3% of 2002 sales), Performance Coatings and Polymers (22.7% of 2002 sales), Specialty Fibres (8.6% of 2002 sales), Specialty Materials (13.6% of 2002 sales), and Specialty Polymers and Films (21.7% of 2002 sales). Other than EID affiliates, no single customer accounts for more than 10% of DCI's consolidated sales.

HISTORICAL FINANCIAL INFORMATION

The following table summarizes certain of DCI's consolidated operating results for the five fiscal years ended December 31, 1998 to 2002:

                                                                              YEAR ENDED DECEMBER,
                                                                 -------------------------------------------------
                                                                    1998      1999       2000      2001    2002(1)
                                                                 -------   -------    -------   -------    -------
FINANCIAL PERFORMANCE ($ millions, except per share data)
Net Sales..................................................      2,025.1   2,211.4    2,288.9   2,191.1    2,468.4

EBITDA.....................................................        379.1     430.8      431.5     358.5      441.8
    EBITDA Margin .........................................        18.7%     19.5%      18.9%     16.4%      17.9%

Net Income from Continuing Operations......................        219.9     252.7      269.5     221.6      247.5

Net Capital Expenditures...................................         85.5      78.4      136.5      81.1       78.3

Cash Flow from Operations..................................        306.2     252.6      257.1     278.7      294.5

PER SHARE DATA(2)

Net Income from Continuing Operations......................         0.79      0.91       0.97      0.80       0.89
Dividends Declared.........................................         0.21      0.23       0.28      0.37       0.40
Cash Flow from Operations .................................         1.10      0.90       0.92      1.00       1.06

(1) Includes seven months of results from Liqui-Box Corporation, acquired effective May 31, 2002.

(2) Per share data based on weighted average basic shares outstanding, restated to reflect 3-for-1 stock split in 2001.

The following table summarizes DCI's consolidated balance sheet as at December 31, 2001 and 2002:

                                                                                     DECEMBER 31,
                                                                                ---------------------
($ millions)                                                                       2001          2002
                                                                                -------       -------
Cash and Cash Equivalents ...................................................     790.0         456.0
Other Current Assets ........................................................     637.7         713.4
Capital Assets, Net .........................................................     715.1         819.9
Other .......................................................................      88.2         493.1
                                                                                -------       -------
Total Assets.................................................................   2,231.0       2,482.4
                                                                                =======       =======

Total Current Liabilities ...................................................     380.2         434.2
Long-term Liabilities .......................................................     160.9         233.5
Minority Interest............................................................       2.4           1.1
Shareholders' Equity ........................................................   1,687.5       1,813.5
                                                                                -------       -------
Total Liabilities and Shareholders' Equity...................................   2,231.0       2,482.4
                                                                                =======       =======

As at December 31, 2002, DCI had 278,698,662 Common Shares outstanding.

COMMON SHARE TRADING INFORMATION

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol DUP.A. The following table sets forth, for the periods indicated, the high and low closing prices quoted on the TSX and the volume traded on the TSX:

                                                                                                      VOLUME
                                                                         TSX CLOSING PRICES ($)       (000S)
                                                                         ----------------------       -------
PERIOD                                                                   HIGH              LOW         TSX
------------------------------------------------------------------       -----            -----       ------
March, 2002......................................................        26.99            23.96        1,110
April, 2002......................................................        28.39            26.49        1,113
May, 2002........................................................        28.00            26.00        1,294
June, 2002.......................................................        28.00            26.75          859
July, 2002.......................................................        27.00            24.50        1,763
August, 2002.....................................................        26.09            24.90        1,159
September, 2002..................................................        25.26            24.05          861
October, 2002....................................................        24.80            21.75        2,689
November, 2002...................................................        22.50            21.42          777
December, 2002...................................................        22.45            20.76          678
January, 2003....................................................        21.40            20.75        1,776
February, 2003...................................................        20.50            18.30          937
March 1, 2003 to March 18, 2003..................................        18.00            15.76          525
------------------------------------------------------------------       -----            -----       ------
March 1, 2002 to March 18, 2003..................................        28.39            15.76       15,540
==================================================================       =====            =====       ======

Source: Bloomberg.

The closing price of the Common Shares on the TSX on March 18, 2003, one trading day prior to announcement of the Offer, was $17.24.

DEFINITION OF FAIR MARKET VALUE

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. TD Securities has made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Offer or the DTI Separation on the Common Shares, or the fact that the Common Shares held by the Minority Shareholders do not form part of a controlling interest.

APPROACH TO VALUE

The Valuation is based upon techniques and assumptions that TD Securities considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Common Shares. Fair market value of the Common Shares was analyzed on a going-concern basis and was expressed on a per share basis.

VALUATION OF THE COMMON SHARES

VALUATION METHODOLOGIES

In determining the going concern private market sale value of the Common Shares, TD Securities relied primarily upon two valuation methodologies:

1.   discounted cash flow ("DCF") analysis; and

2.   comparable precedent transactions analysis.

TD Securities also reviewed the market trading multiples of DCI and selected public companies in the chemicals industry that it considered relevant to determine whether a public market trading analysis, including a recapitalization scenario, might imply values which exceed values determined by the DCF or comparable precedent transactions analysis. Based on this review, TD Securities concluded that the public market trading analysis implied values that were generally below the values determined by the DCF and comparable precedent transaction analysis. Given the foregoing and the fact that market trading prices generally reflect minority discount values, TD Securities did not rely on this methodology.

DISCOUNTED CASH FLOW ANALYSIS

TD Securities placed greater emphasis on the DCF approach than on the comparable precedent transactions approach in determining the fair market value of the Common Shares. The DCF methodology reflects the growth prospects and risks inherent in DCI's businesses by taking into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Company. The DCF approach requires that certain assumptions be made regarding, among other things, future unlevered free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. TD Securities' DCF analysis involved discounting to a present value DCI's projected unlevered after-tax free cash flows from January 1, 2003 until December 31, 2007 under the TD Securities Base Case Forecast (defined below), including terminal values determined as at December 31, 2007. TD Securities included in the value of the Common Shares DCI's net cash position of $456.0 million and proceeds from in-the-money options, as at December 31, 2002.

COMPARABLE PRECEDENT TRANSACTIONS ANALYSIS

TD Securities also considered the comparable precedent transactions approach. TD Securities identified and reviewed 17 comparable precedent transactions involving chemical companies since January 1998 which were pending or had been concluded and for which there was sufficient public information to derive valuation multiples. TD Securities considered enterprise value to EBITDA and price to earnings to be the primary valuation multiples when applying the comparable precedent transactions methodology. Given the different timing, market dynamics, growth prospects, risks and circumstances surrounding the specific transactions, TD Securities placed less emphasis on the comparable precedent transactions approach relative to the DCF approach in determining the value of the Common Shares.

DISCOUNTED CASH FLOW ANALYSIS

MANAGEMENT FORECAST

The following is a summary of the fiscal 2003 to 2007 forecast for DCI prepared by DCI management and approved by the Board in February 2003 (subject to revisiting at the Board's May 2003 meeting certain macro-economic and geo-political issues and support prospects from the global DuPont strategic business units and DTI ) (the "Management Forecast"):

                                                                               YEAR ENDED DECEMBER,
                                                                 -------------------------------------------------

                                                                 2003(1)      2004       2005      2006       2007
                                                                 -------   -------    -------   -------    -------
COMMODITY PRICE & EXCHANGE RATE PROJECTIONS
Crude Oil ($US/barrel).....................................        25.00     25.00      26.25     27.00      27.00
Natural Gas ($US/mmBTU)....................................         3.75      3.75       3.95      4.05       4.05
Exchange Rate (C$/US$).....................................         1.50      1.46       1.44      1.44       1.44

FINANCIAL PROJECTIONS ($ millions, except per share data)
Net Sales..................................................      2,670.9   2,850.3    3,115.7   3,309.6    3,452.1

EBITDA.....................................................        513.6     555.8      632.0     688.3      733.8
    EBITDA Margin .........................................        19.2%     19.5%      20.3%     20.8%      21.3%

Net Income.................................................        278.0     305.0      362.9     403.3      436.8

Net Capital Expenditures...................................         89.4     187.3       89.2      64.5       72.3

PER SHARE DATA(2)
Net Income.................................................         1.00      1.09       1.30      1.45       1.57


(1) Includes $17.0 million of net income ($26.0 million of EBITDA) from superordinate projects. (2) Per share data based on basic shares outstanding as at December 31, 2002.

TD SECURITIES BASE CASE FORECAST

As a basis for the development of the projected future unlevered after-tax free cash flows, TD Securities reviewed the Management Forecast and relevant underlying assumptions for each business unit, including but not limited to, detailed manufactured and resale volumes, manufactured and resale selling prices, variable and fixed costs and capital expenditures. TD Securities also reviewed the assumptions for the Canadian dollar exchange rate, oil and gas commodity prices, automotive builds and housing starts underlying the Management Forecast. These assumptions were reviewed in comparison to industry research reports, forecasts by equity research analysts and other sources considered relevant including detailed discussions with the senior management of DCI. From this review, TD Securities developed its own base case forecast for the five-year period starting January 1, 2003 and ending December 31, 2007 (the "TD Securities Base Case Forecast"). The TD Securities Base Case Forecast was formed independently with the benefit of TD Securities' understanding of the assumptions behind the Management Forecast. Certain key assumptions of the TD Securities Base Case Forecast as well as the major differences between the TD Securities Base Case Forecast and the Management Forecast are outlined below:

Nylon Industrial Specialties ("NIS") Division

The Management Forecast reflects the assumption of a 5.0% decline in the average selling price per unit manufactured by DCI for the NIS Division in 2003. The average selling price per unit manufactured by DCI is forecast to remain below 2002 levels until 2007 under the Management Forecast. TD Securities considered the outlook for the airbag fibre market, which comprises the majority of the NIS Division's sales, within North America including the shift to lighter deniers, the increased use within automobiles including side airbags and curtains as well as the continued competitive price pressure from the automobile original equipment manufacturers ("OEM's"). TD Securities also noted that DCI represents 100.0% of the airbag fibre manufacturing capacity of EID within the North American market. Based upon these factors, TD Securities accepted the Management Forecast assumptions with respect to average selling price per unit manufactured for 2003 and 2004. Following 2004, TD Securities assumed that the average selling price per unit manufactured would increase by 2.7% over the remaining forecast period versus 1.1% under the Management Forecast.

Performance Coatings and Polymers (OEM Division)

The Management Forecast reflects the assumption that the average selling price per unit manufactured for the OEM division will decrease to $12.32 per litre for 2006 and 2007, following three years forecast at approximately $13.33 per litre. Based upon DCI's historical ability to increase the average selling price per unit manufactured by its OEM division and management's plan to offset continued OEM price pressure on like products through an enhanced product mix, TD Securities has accepted the Management Forecast with respect to the average selling price per unit manufactured for the years 2003 through 2005, after which TD Securities assumed pricing would remain stable at 2005 levels.

Liquid Packaging Division

The Management Forecast reflects the assumption that the Liquid Packaging Division of DCI will experience an increase in revenue of approximately 17.9% in 2003 over that achieved in the prior year (pro forma for a full year of Liqui-Box operations) followed by 10.0% annual revenue growth for the remainder of the forecast period. EBITDA margins are anticipated to increase from 12.8% in 2002 to an average of 21.3% during the forecast period under the Management Forecast. TD Securities considered DCI management's outlook for the growth of the packaged food industry, both in North America and globally, the anticipated benefits associated with integrating Liqui-Box with DCI's existing operations and sales network, the historical revenue growth rates of each of Liqui-Box's and DCI's existing liquid packaging operations ("Enhance Packaging"), and the progress to date at integrating the Liqui-Box operations with those of DCI. In particular, TD Securities noted that the average annual revenue growth rates during the five-year period ending December 31, 2001 for Enhance Packaging (excluding Liqui-Box but including the acquisition of Prepac SA France) and Liqui-Box were 3.4% and -0.8%, respectively. TD Securities also noted that the average EBITDA margins for Enhance Packaging and Liqui-Box during this period were 15.8% and 22.9%, respectively. Based upon the above mentioned factors, TD Securities adjusted the annual revenue growth rate for DCI's Liquid Packaging Division for the forecast period to 8.0%. TD Securities accepted the Management Forecast assumptions regarding EBITDA margins during the forecast period given the margins forecast by management were consistent with those achieved by Liqui-Box on a stand alone basis before the acquisition by DCI although above the average EBITDA margins associated with Enhance Packaging historically and above the EBITDA margin of 12.8% achieved by the combined business in 2002.

Entrepreneurial Growth Projects

The Management Forecast reflects the assumption that entrepreneurial growth projects, comprised of three businesses in the startup stage of development, will contribute revenue and EBITDA in 2003 of $4.5 million and $0.5 million, respectively. Under the Management Forecast, revenue and EBITDA derived from entrepreneurial growth projects are forecast to increase to $97.3 million and $38.1 million, respectively, by 2007. Given the early stage of development of these operations, TD Securities believes that a purchaser would risk adjust the Management Forecast and only be willing to pay for 50.0% of the forecast EBITDA. TD Securities has included 50.0% of the forecast EBITDA derived from entrepreneurial growth projects in the TD Securities Base Case Forecast. The EBITDA as adjusted under the TD Securities Base Case Forecast implies an EBITDA margin on the entrepreneurial growth projects of 19.6%, a level above that achieved by DCI on a consolidated basis in any of the past five years. TD Securities also increased capital expenditures in 2006 and 2007 from zero under the Management Forecast to 2.5% of sales, a level consistent with other DCI businesses.

Manufacturing Capacity Expansions

A significant portion of DCI's forecast growth in manufactured unit volumes, and hence EBITDA and earnings, is a result of increased capacity resulting from facility expansions. The Management Forecast assumes capacity expansions within DCI's Flooring, Engineering Polymers and Modified Polymers Divisions. None of these expansions have been approved within EID's strategic business unit siting process. EID and its advisors have indicated to DCI management and TD Securities that EID has not planned for a flooring expansion and that there is significant uncertainty as to whether the Engineering Polymers and Modified Polymers expansions contemplated by EID will be undertaken through DCI. However, based upon DCI's ability to successfully secure capacity expansions historically, and notwithstanding the risk that one or more of these expansions may not occur, TD Securities accepted the Management Forecast assumptions with respect to the additional volume and earnings associated with each of the expansions forecast by DCI management.

Superordinate Projects

The Management Forecast assumes that superordinate projects will contribute $26.0 million in EBITDA and $17.0 million in after-tax earnings in 2003. Superordinate earnings are not attributable to or planned for by a particular business unit but rather represent the difference between the forecast earnings produced by DCI's business units as part of EID's annual strategic business unit planning process and DCI's consolidated target earnings per share of $1.00 in 2003. Given DCI management's historical ability to achieve its superordinate earnings targets, TD Securities has assumed that DCI will achieve 100.0% of the superordinate earnings forecast in 2003.

Benefits to a Purchaser of Acquiring 100% of the Common Shares

TD Securities reviewed and considered whether any distinctive material value would accrue to EID or any other purchaser of DCI through the acquisition of 100.0% of the Common Shares. TD Securities specifically addressed whether there were any material operating or financial benefits that would accrue to such a purchaser including: (i) savings of direct costs resulting from being a publicly-listed entity, (ii) reduced operating costs and capital expenditures resulting from plant rationalizations, production efficiencies or higher asset utilization, and (iii) savings of other corporate expenses including, but not limited to, legal, finance, human resources, operations, sales and marketing. TD Securities also considered the potential for any revenue synergies that may be available to such a purchaser.

In assessing the amount of synergies to include in the Valuation, TD Securities considered the synergies that could be achieved by EID or any other third-party purchaser of DCI and the amount of synergies that such acquirer might pay for in an open auction for the Company. Based upon discussions with DCI senior management and given that DCI's operations are highly integrated with those of EID, TD Securities concluded that the amount of synergies that could be realized by such a purchaser would primarily be limited to elimination of public company costs and certain corporate overhead costs. DCI management estimated the potential cost savings resulting from the acquisition of DCI by EID would be in the range of $8.0 million to $10.0 million per annum. TD Securities has assumed that the EBITDA improvement that may be achieved by a purchaser of 100.0% of the Common Shares would be $10.0 million per annum. For the purposes of the Valuation, TD Securities assumed that a purchaser of the Company might pay for 50.0% of the value of these synergies in an open auction of the Company. TD Securities has reflected this amount into its DCF analysis commencing in fiscal 2003, adjusted for inflation thereafter.

The following is a summary of the TD Securities Base Case Forecast:

                                                                               YEAR ENDED DECEMBER,
                                                                 -------------------------------------------------
                                                                 2003(1)      2004       2005      2006       2007
                                                                 -------   -------    -------   -------    -------
FINANCIAL PROJECTIONS ($ millions, except per share data)
Net Sales..................................................      2,637.0   2,806.9    3,064.0   3,260.3    3,388.3

EBITDA.....................................................        495.1     533.5      601.7     652.5      685.8
    EBITDA Margin .........................................        18.8%     19.0%      19.6%     20.0%      20.2%

Net Income.................................................        266.2     290.6      343.2     379.8      405.0

Net Capital Expenditures...................................         89.4     187.3       89.2      66.4       74.7

PET SHARE DATA(2)
Net Income.................................................         0.96      1.04       1.23      1.36       1.45


(1) Includes $17.0 million of income ($26.0 million of EBITDA) from superordinate projects.

(2)  Per share data based on basic shares outstanding as at December 31, 2002.

The forecast compound annual growth rate in net income under the TD Securities Base Case Forecast for the five-year period ending December 31, 2007, adjusting DCI's 2002 net income to include a full year of Liqui-Box operations, is 9.9%, approximately equal to DCI management's targeted growth rate of 10.0% per annum and slightly below the 11.6% compound annual growth rate projected under the Management Forecast. TD Securities noted that the compound annual growth rate in reported net income from continuing operations (including the benefit of acquisitions) for DCI for the five-year period ending December 31, 2002 was 5.0%.

UNLEVERED AFTER-TAX FREE CASH FLOW

A summary of the TD Securities Base Case Forecast unlevered after-tax free cash flow projections used for the DCF analysis is presented below:

                                                                               YEAR ENDED DECEMBER,
                                                                 -------------------------------------------------
                                                                 2003(1)      2004       2005      2006       2007
                                                                 -------    ------     ------    ------     ------
FREE CASH FLOW(2) ($ millions)

EBITDA(3)..................................................        500.2     538.2      606.4     657.1      690.3
Unlevered Cash Taxes.......................................       (138.6)   (144.2)    (155.1)   (173.4)    (186.3)
Capital Expenditures.......................................        (89.4)   (187.3)     (89.2)    (66.4)     (74.7)
Changes in Non-cash Working Capital........................        (38.8)     (9.6)     (37.4)    (21.6)     (10.7)
Unlevered After-tax Free Cash Flow.........................        233.3     197.0      324.7     395.7      418.6


(1)  Includes $26.0 million of EBITDA from superordinate projects.

(2)  Proportionate for 51.0% interest in Brookdale International Systems Inc.

(3) Includes $5.0 million of synergies in fiscal 2003, adjusted for inflation thereafter.

DISCOUNT RATES

Projected unlevered after-tax free cash flows for DCI developed from the TD Securities Base Case Forecast were discounted based on the weighted average cost of capital ("WACC"). The WACC for DCI was calculated based upon the Company's after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies and the risks inherent in DCI and the chemicals industry. The cost of debt for DCI was calculated based on the risk free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. TD Securities used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark ("beta") and the equity risk premium. TD Securities reviewed a range of unlevered betas for DCI and a select group of comparable companies that have risks similar to DCI in order to select the appropriate beta for DCI. The selected unlevered beta was levered using the assumed optimal capital structure and was then used to calculate the cost of equity.

The base assumptions used by TD Securities in estimating the WACC for DCI were as follows:

COST OF DEBT
Risk Free Rate (10-Year Government of Canada Bonds)....................    4.98%
Borrowing Spread.......................................................    1.00%
Pre-tax Cost of Debt...................................................    5.98%
Tax Rate...............................................................   35.00%
After Tax Cost of Debt.................................................    3.89%

COST OF EQUITY
Risk Free Rate (10-Year Government of Canada Bonds)....................    4.98%
Equity Risk Premium....................................................    5.00%
Unlevered Beta.........................................................     0.80
Levered Beta...........................................................     0.93
After Tax Cost of Equity...............................................    9.63%

WACC
Optimal Capital Structure (% Debt).....................................   20.00%
WACC...................................................................    8.48%


Based upon the foregoing and taking into account sensitivity analyses on the variables discussed above and the assumptions used in the TD Securities Base Case Forecast, TD Securities determined the appropriate WACC for DCI to be in the range of 8.0% to 9.0%.

TERMINAL VALUE

TD Securities developed terminal enterprise values at the end of the forecast period using multiples of EBITDA, taking into account implied growth rates in unlevered after-tax free cash flows following the end of the forecast period. TD Securities selected EBITDA multiples in the range of 9.0x to 11.0x EBITDA in the terminal year to calculate the enterprise value of DCI. This range was developed by reviewing historical trading values and precedent transactions, and taking into consideration the following:

1. The growth prospects and risks for DCI's operations beyond the terminal year.

2. The unlevered after-tax free cash flow growth rates into perpetuity implied by the 9.0x to 11.0x EBITDA terminal value assumption, assuming discount rates of 8.0% to 9.0%, are in the range of 1.2% to 3.3%. TD Securities considered these implied growth rates to be appropriate estimates of the perpetual growth following the forecast period.

3. The TD Securities Base Case Forecast reflects significant improvement in EBITDA margin over the forecast period, from 17.9% in 2002 to 20.2% in 2007. TD Securities believes that a potential buyer of DCI at the end of the forecast period would be unlikely to have the expectation of being able to achieve significant further improvements in EBITDA margin.

DISCOUNTED CASH FLOW VALUE

The following is a summary of the value of the Common Shares resulting from the DCF analysis:

                                                                   VALUE
                                                             -----------------
                                                               LOW      HIGH
                                                             -------   -------
ASSUMPTIONS
Terminal Value EBITDA Multiple..............................    9.0x     11.0x
WACC........................................................   9.00%     8.00%

DCF ANALYSIS ($ millions, except per share data)
Net Present Value
    Unlevered After-tax Free Cash Flows..................... 1,182.9   1,218.4
    Terminal Value.......................................... 4,037.9   5,168.0
                                                             -------   -------
Enterprise Value............................................ 5,220.8   6,386.4

Net Debt(1).................................................  (503.0)   (527.7)
                                                             -------   -------
Equity Value................................................ 5,723.9   6,914.0

Equity Value Per Common Share(2)............................   20.29     24.41
                                                             =======   =======

(1)  Net of cash and option proceeds.

(2)  Based on fully diluted Common Shares outstanding.

Based upon the foregoing, TD Securities' selected value range for the Common Shares using the DCF analysis was $20.29 to $24.41 as at March 19, 2003.

SENSITIVITY ANALYSIS

As part of the DCF analysis, TD Securities performed sensitivity analysis on certain key assumptions as outlined below:


                                                                                  IMPACT ON      IMPACT ON
                                                                                 ENTERPRISE     COMMON SHARE
VARIABLE                                                         SENSITIVITY      VALUE(1)        VALUE(1)
--------------------------------------------------------------   -----------    ------------    ------------
                                                                                ($ millions)         ($)
WACC.........................................................       +1.0%           -241             -0.85
                                                                    -1.0%           +255             +0.90
Terminal EBITDA Multiple.....................................     +/-0.5x         +/-230           +/-0.81
Liquid Packaging Division
    Annual Revenue Growth....................................       +1.0%            +85             +0.30
                                                                    -1.0%            -82             -0.29
    EBITDA Margin Change.....................................     +/-1.0%          +/-45           +/-0.16
Inclusion of 100% of Entrepreneurial Growth Projects EBITDA..         nm            +146             +0.52
Pricing
    Exclusion of NIS Pricing Adjustment......................         nm             -18             -0.06
    Exclusion of OEM Pricing Adjustment......................         nm             -50             -0.18
Manufacturing Capacity Expansions
    Exclusion of Flooring Expansion..........................         nm            -284             -1.01
    Exclusion of Engineering Polymers Expansion .............         nm            -276             -0.98
    Exclusion of Modified Polymers Expansion ................         nm            -106             -0.38


(1) Impact is calculated with respect to the mid-point of TD Securities selected value range for the Common Shares using the DCF analysis.

COMPARABLE PRECEDENT TRANSACTIONS ANALYSIS

TD Securities reviewed the available public information with respect to comparable transactions in the chemicals industry for which there was public information sufficient to derive valuation multiples. For the purposes of its analysis, TD Securities reviewed the transactions set forth in the table below:


                                                                                ENTERPRISE VALUE               EQUITY
                                                                                  TO TRAILING:     TRAILING   VALUE TO
ANNOUNCEMENT   TARGET                                                EV         ----------------    EBITDA    TRAILING
DATE           ACQUIRER                                          ($ MILLIONS)   REVENUE   EBITDA    MARGIN    EARNINGS
------------------------------------------------------------------------------  -------   ------   --------   --------
(US$ millions, unless otherwise stated)
23-Jul-02     ChemFirst, Inc.....................................         $377    1.4x     7.5x      18.0%      37.0x
                 E.I. du Pont de Nemours and Company

26-Mar-02     Liqui-Box Corp.....................................         $301    2.1x     9.9x      21.7%      25.2x
                 DuPont Canada Inc.

22-Mar-01     Perstorp AB........................................        6,420    1.2x     8.5x      13.7%       nmf
In SEK mm        Industri Kapital

01-Sep-00     Laport plc (Divisions).............................   (pound)823    1.6x     7.6x      20.8%       n/a
                 Kohlberg Kravis Roberts & Co.

30-Aug-00     Sybron Chemicals Inc...............................         $327    1.2x     8.0x      14.5%      25.8x
                 Bayer AG

23-Jun-00     Lilly Industries, Inc..............................         $966    1.4x    10.5x      13.6%      24.6x
                 Valspar Corporation

04-May-00     McWhorter Technologies Inc.........................         $346    0.8x     8.0x       9.4%      22.2x
                 Eastman Chemical Co.

01-Dec-99     Performance Polymers, Division of Ciba Specialty           1,600    0.9x    10.3x       9.2%       n/a
              Chemicals AG.......................................
In CHF mm        Morgan Grenfell Private Equity

04-Aug-99     Union Carbide Corp.................................      $11,190    2.0x    13.4x      15.3%       nmf
                 Dow Chemical Co.

01-Jun-99     Witco Corporation..................................       $1,926    1.0x     8.4x      12.0%       nmf
                 Crompton & Knowles Corp.

19-May-99     Celanese Canada Inc................................        $C698    1.7x     7.8x      21.1%      20.2x
01-Jul-99(1)     Hoechst AG

27-Apr-99     Lawter International Inc...........................         $517    2.4x    11.8x      20.3%      21.0x
                 Eastman Chemical Co.

01-Feb-99     Morton International Inc...........................       $4,782    1.9x    10.2x      18.5%      24.9x
23-Apr-99(1)     Rohm & Haas Co.

29-Oct-98     Herberts GmbH, Division of Hoechst AG..............        3,130    1.1x    10.1x      11.1%       nmf
In DM mm         E.I. du Pont de Nemours and Company

05-Aug-98     Inspec Group plc...................................   (pound)611    2.5x     9.9x      24.8%       n/a
                 Laporte plc

18-Jun-98     Arco Chemical Co...................................       $6,658    1.7x     9.5x      18.1%      21.3x
                 Lyondell Petrochemical Co.

20-Apr-98     Courtaulds plc..................................... (pound)2,262    1.2x     9.4x      12.3%      21.5x
                 Akzo Nobel NV

----------------------------------------------------------------------------------------------------------------------
AVERAGE                                                                           1.5X     9.5X      16.1%      24.4X
AVERAGE (EXCLUDING HIGH/LOW)                                                      1.5X     9.3X      16.0%      23.3X
----------------------------------------------------------------------------------------------------------------------

(1)  Amended date.

The process of analyzing valuation multiples implied by comparable precedent transactions and applying these valuation multiples to DCI involved certain judgments concerning the financial and operating characteristics of the companies acquired in these transactions compared to DCI. Given differences in the business mix, market dynamics, growth prospects and risks inherent in the comparable precedent transactions identified, TD Securities did not consider any specific precedent transaction to be directly comparable to DCI. However, TD Securities made the following observations:

1. Based upon business mix and historical financial performance, TD Securities considered the following transactions most comparable to DCI or a significant portion of DCI's operations: the acquisition of Liqui-Box by DCI, the acquisition of Lilly Industries by Valspar, the acquisition of Ciba Performance Polymers by Morgan Grenfell, the acquisition of Morton International by Rohm & Haas, the acquisition of Herberts by EID, the acquisition of Inspec Group by Laporte, and the acquisition of Courtaulds by Akzo Nobel. The EBITDA multiples implied by these transactions ranged from a low of 9.4x to a high of 10.5x, and had a mean of 10.0x. The earnings multiples implied by these transactions ranged from a low of 21.5x to a high of 25.2x, and had a mean of 24.1x. Given the greater diversity of DCI's operations, its relatively stable historical financial performance and the fact that the products produced by DCI are generally higher value-added and higher margin relative to the products produced by the target companies in these precedent transactions, TD Securities concluded that DCI should be valued at a higher range of multiples of EBITDA and earnings than that implied by the precedent transactions.

2. The target companies in precedent transactions were generally acquired by strategic purchasers thereby providing the acquirer with the opportunity to realize potentially significant synergies upon integration of the target company's operations. Given that DCI's operations are already significantly integrated with those of EID, there are relatively fewer synergies available to a purchaser of DCI. Consequently, the selection of premium multiples applied to DCI should be tempered by the relatively small amount of synergies available to a purchaser.

Given the above mentioned factors, TD Securities believes that for the purposes of the precedent transactions analysis the appropriate enterprise value to LTM EBITDA multiple for DCI is in the range of 10.0x to 11.0x and the appropriate equity value to LTM net income multiple for DCI is in the range of 22.0x to 26.0x.

COMPARABLE PRECEDENT TRANSACTION VALUE

The following is a summary of the value of the Common Shares resulting from the comparable precedent transactions analysis:

                                               BASE AMOUNT(1)   SELECTED MULTIPLE RANGE             VALUE
                                               --------------   -----------------------    ------------------------
VALUE DRIVER                                                      LOW           HIGH          LOW            HIGH
  ($ millions, except per share data)                           ------         ------      ---------       --------
Enterprise Value/LTM EBITDA                        462.7         10.0x          11.0x       4,626.9         5,089.6
Less: Net Debt(2)                                                                            (503.0)         (511.1)
                                                                                            -------         -------
Equity Value Range                                                                          5,129.9         5,600.7

Equity Value/LTM Net Income                        252.8         22.0x          26.0x       5,561.4         6,572.5
                                                                                            -------         -------

Selected Equity Value Range                                                                 5,345.6         6,086.6

Equity Value Per Common Share(3)                                                              18.95           21.55
                                                                                            =======         =======


(1) LTM for the 12-month period ended December 31, 2002, pro forma for acquisition of Liqui-Box Corporation. Proportionate for 51.0% interest in Brookdale International Systems Inc.

(2)  Net of cash and option proceeds.

(3)  Based on fully diluted Common Shares outstanding.

Based on the foregoing, TD Securities' selected value range for the Common Shares using the comparable precedent transactions analysis was $18.95 to $21.55 as at March 19, 2003.

VALUATION SUMMARY

The following is a summary of the range of fair market values of the Common Shares resulting from the DCF analysis and the comparable precedent transactions analysis:

                                                                              VALUE OF COMMON SHARES
                                               VALUE OF COMMON SHARES       USING COMPARABLE PRECEDENT
($ millions, except per share data)             USING DCF ANALYSIS            TRANSACTIONS ANALYSIS
                                              -----------------------       --------------------------
                                                LOW             HIGH          LOW              HIGH
                                              -------         -------       -------          -------
Equity Value................................  5,723.9         6,914.0       5,345.6          6,086.6

Equity Value Per Common Share(1)............    20.29           24.41         18.95            21.55
                                              =======         =======       =======          =======

(1)  Based on fully diluted Common Shares outstanding.

In arriving at its opinion as to the fair market value of the Common Shares, TD Securities did not attribute any particular weight to a valuation methodology, but rather made qualitative judgements based upon its experience in rendering such opinions and on circumstances prevailing as to the significance and relevance of each valuation methodology. TD Securities generally placed greater emphasis on the DCF analysis than on the comparable precedent transactions analysis for the reasons discussed previously under "Valuation Methodologies". However, TD Securities placed approximately equal emphasis on the DCF analysis and the comparable precedent transaction analysis at the high end of the valuation range for the Common Shares given that the transaction multiples implied at the high end of the DCF valuation range significantly exceed the transaction multiples implied in the precedent transactions considered most comparable.

VALUATION CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of March 19, 2003, the fair market value of the Common Shares is in the range of $20.00 to $23.00 per Common Share.

FAIRNESS OPINION

The assessment of fairness, from a financial point of view, must be determined in the context of a particular transaction. In considering the fairness of the Offer, from a financial point of view, to the Minority Shareholders, TD Securities principally considered a number of matters including, but not limited to, the following:

1. a comparison of the Offer to the fair market value range of the Common Shares as determined in the Valuation;

2. a comparison of the price per Common Share under the Offer to the trading price of the Common Shares prior to the announcement of the intention to make the Offer; and

3.   other transaction alternatives potentially available to DCI.

COMPARISON OF THE OFFER TO THE VALUATION

The consideration to be paid to the Minority Shareholders as a result of the Offer is within the range of fair market value of the Common Shares as at March 19, 2003, as determined by TD Securities in the Valuation.

COMPARISON OF THE OFFER TO HISTORICAL TRADING PRICES

TD Securities reviewed the premiums represented by the Offer compared to premiums paid in precedent transactions in the Canadian equity market in which a controlling shareholder, defined as a shareholder owning greater than 50.0% of the common equity of the target company, successfully acquired the publicly traded minority interest and where the equity value of the minority interest acquired at the offer price exceeded $30.0 million. TD Securities identified 31 such transactions announced since January 1, 1998. For the purposes of this analysis, premium was defined as the amount (expressed in percentage terms) by which the price paid per share under the precedent transaction exceeded the closing price of the shares one day, one week and four weeks immediately prior to announcement of the transaction. The high, low and mean premiums exhibited were as follows:

                                                         HIGH    LOW    MEAN
                                                         -----   ----   -----
1-Day Premium........................................    64.4%   2.6%   29.0%
1-Week Premium.......................................    71.7%   1.8%   32.0%
4-Week Premium.......................................    86.5%   1.7%   33.1%

Although none of these precedent transactions was considered directly comparable to the Offer, TD Securities believes that the transactions, in aggregate, provide a useful comparison benchmark.

The consideration of $21.00 to be received by Minority Shareholders as a result of the Offer represents a 21.8%, 33.2% and 13.5% premium over the respective closing prices of the Common Shares on March 18, 2003 (one day prior to announcement of the Offer), March 11, 2003 (one week prior to announcement of the Offer), and February 18, 2003 (four weeks prior to announcement of the Offer). The Offer is below the mean one day and one month premium, but above the one week premium, for the acquisition of remaining interest transactions.

TD Securities considered the highly integrated nature of DCI's operations with those of EID, and hence limited synergies available to a purchaser, as well as the large amount of cash on DCI's balance sheet when comparing the premiums under the Offer to those displayed in the precedent transactions.

OTHER TRANSACTION ALTERNATIVES POTENTIALLY AVAILABLE TO DCI

During the course of its engagement, TD Securities assisted the Special Committee with the investigation and review of a number of transaction alternatives potentially available to DCI arising from the DTI Separation. The specific transaction alternatives analyzed included: (i) the continued integration of DCI's operations with those of EID and the entrance into commercial arms-length agreements with DTI with respect to the Company's DTI-related operations; (ii) the entrance of commercial arms-length agreements with EID with respect to the Company's non-DTI-related operations following the transfer of EID's interest in DCI to DTI; (iii) the sale of the Company's DTI-related operations to EID or DTI; (iv) the spinout of the Company's DTI-related operations to DCI's existing shareholders and concurrent purchase of the minority interest in the Company's DTI-related operations by EID; (v) the buyout of the Minority Shareholders by EID; and (vi) the pursuit of a "go-it-alone" strategy under which DCI does not participate with its global counterparts with respect to the DTI Separation.

Following discussions between the management of DCI and EID regarding a contract alternative and a review of the above mentioned transaction alternatives, EID informed the Special Committee that it was only prepared to proceed with a buyout of the Minority Shareholders or a transfer of its equity interest in DCI to DTI and that the obstacles associated with the other alternatives were insurmountable from its perspective. TD Securities believes that there is considerable uncertainty and risk associated with the future growth prospects for DCI should EID transfer its interest in DCI to DTI.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing and such other matters as we considered relevant, TD Securities is of the opinion that, as of March 19, 2003, the Offer is fair, from a financial point of view, to the Minority Shareholders.


Yours very truly,

[TD SECURITIES INC. SIGNATURE]

TD SECURITIES INC.